Form 10-K, Exhibit 13
period 1996-12-31
REMEDY CORP
filed 1997-03-31
CIK 936653

Financial Review


Selected Consolidated Financial Data



                                             (in thousands, except per share amounts)
Year ended December 31,                     1992      1993      1994      1995     1996
-----------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME DATA:
Total revenue                             $ 2,547   $ 8,493   $19,750   $40,117   $80,635
Income from operations                        134     2,316     4,982    10,189    23,707
Net income                                    136     1,720     3,059     7,561    16,824
Net income per share(1)                   $  0.01   $  0.09   $  0.14   $  0.27   $  0.56
Shares used in computing
per share amounts(1)                       17,877    20,046    22,248    27,650    30,026
-----------------------------------------------------------------------------------------


December 31,                                1992      1993      1994     1995      1996
-----------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and
short-term investments                     $  152    $1,266   $ 3,007   $56,186   $ 86,757
Working capital                               646     1,959     4,423    60,767     87,718
Total assets                                1,406     4,487    12,006    74,733    119,434
Long-term obligations                          --        --       219       324        513
Total stockholders' equity                 $  852    $2,573   $ 5,882   $63,131   $ 92,497
-----------------------------------------------------------------------------------------

(1) All shares and per-share amounts have been adjusted to reflect the three-for-two stock dividend effected March 25, 1996 and the two-for-one stock dividend effected October 25, 1996.

Remedy Corporation

Management's Discussion and Analysis
of Financial Condition and Results of Operations


Results of Operations

This annual report contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" in the Report on Form 10-K for the fiscal year ended December 31, 1996, which was filed with the Securities and Exchange Commission in March 1997.

  The following table sets forth, as a percentage of total revenue, consolidated statement of income data for the periods indicated.


Year Ended December 31,                    1994   1995   1996
-------------------------------------------------------------
REVENUE:
Product                                     82%    76%    76%
Maintenance and service                     18     24     24
                                           -----------------
Total revenue                              100    100    100

COSTS AND EXPENSES:
Cost of product revenue                      7      5      4
Cost of maintenance and service revenue     16     16     13
Research and development                    21     18     16
Sales and marketing                         24     27     29
General and administrative                   7      9      9
                                           -----------------
Total costs and expenses                    75     75     71

Income from operations                      25     25     29
Interest income, net                        --      4      3
                                           -----------------
Income before provision for income taxes    25     29     32
Provision for income taxes                  10     10     12
                                           -----------------
Net income                                  15%    19%    20%
                                           =================


Revenue

Total revenue was $19.8 million, $40.1 million and $80.6 million in 1994, 1995 and 1996, respectively, representing increases of 103% from 1994 to 1995 and 101% from 1995 to 1996. The Company's revenue is derived from two sources, product licenses and fees for services, including maintenance and support, training and consulting. The Company's license agreements generally do not provide a right of return. However, reserves are maintained for return allowances and potential credit losses, which have not been significant to date.

  The Company distributes the majority of its products through its headquarters-based direct sales force which is complemented by indirect sales channels, including value added resellers (VARs), system integrators (SIs) and original equipment manufacturers (OEMs). Sales derived through indirect channels accounted for approximately 42% of the Company's total revenue in 1996 as compared to 37% in 1995. The Company expects that sales derived through indirect channels, which have lower average selling prices and gross margins than direct sales, will increase as a percentage of total revenue. As a result, the Company expects that its gross margins on product sales may decline if sales through indirect channels increase.

Remedy Corporation

  International sales accounted for 28%, 31% and 37% of total revenue in 1994, 1995 and 1996, respectively. The increasing volume of international sales is primarily attributable to an increase in the Company's international marketing efforts and an increase in the number of international resellers marketing the Company's products. The majority of international sales were made in Canada and Europe, with lower amounts in Latin America, South Africa and the Pacific Rim. International sales are denominated and collected in U.S. currency. The Company intends to continue to expand its international operations and enter additional international markets. The Company currently maintains sales offices in the United Kingdom, France, Germany and Singapore and plans to open offices in Australia, Japan and Canada in 1997. The Company also expects to increase the staffing levels of its international based operations in 1997. Because a substantial majority of the Company's international sales are indirect, any material increase in the Company's international sales as a percentage of total revenue will adversely affect the Company's average selling prices and gross margins due to the lower unit prices that the Company receives when selling through indirect channels. Although the Company's international revenue is currently not at risk for currency fluctuations because such sales are currently denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in those markets. The Company has not engaged in foreign currency hedging activities.

PRODUCT REVENUE The Company currently derives substantially all of its product revenue from licenses of the Action Request System. Revenue from product licenses was $16.1 million, $30.4 million and $61.1 million in 1994, 1995 and 1996, respectively. This represents increases of 89% from 1994 to 1995 and 101% from 1995 to 1996. The growing acceptance of the Company's software products in both U.S. and international markets is a major factor in these increases. Substantially all of the period-to-period growth in product revenue was due to higher unit sales volumes. The prices of the Company's products have remained relatively constant from 1992 through 1996.

  The Company intends to continue to enhance its current software products as well as to develop new products. As a result, the Company anticipates that revenue from product licenses will continue to represent a substantial majority of its revenue in for the foreseeable future. The Company expects that both market penetration and competition will increase, and, as a result, that prior growth rates of the Company's product revenue will not be sustainable in the future.

MAINTENANCE AND SERVICE REVENUE Maintenance and service revenue was $3.6 million, $9.7 million and $19.5 million in 1994, 1995 and 1996, respectively, representing increases of 169% from 1994 to 1995 and 101% from 1995 to 1996. This growth is primarily due to increased licensing activity, which has resulted in increases in revenue from services related to maintenance and support, training and consulting. Renewal of maintenance contracts after the initial one-year term also contributes to the growth rate. The Company expects that as market penetration and competition increase, prior growth rates of the Company's installed base and, consequently, in the Company's service revenue, may not be sustainable in the future.


Cost of Revenue

COST OF PRODUCT REVENUE Cost of product revenue consists primarily of the costs of royalties paid to third-party vendors, product media and duplication, manuals, packaging materials, personnel-related costs and shipping expenses. Cost of product revenue was $1.4 million, $1.9 million and

Remedy Corporation

$2.9 million in 1994, 1995 and 1996, respectively, representing 9%, 6% and 5% of the related product revenue for each year, respectively. The increases in the dollar amount of cost of product revenue in each successive year reflect the higher volumes of product shipped in each year. The decrease in costs as a percentage of the related product revenue from 1994 to 1995 and 1996 is primarily due to economies of scale realized as a result of shipping greater quantities of product in 1995 and 1996. Because all development costs incurred in the research and development of software products and enhancements to existing software products have been expensed as incurred, cost of product revenue includes no amortization of capitalized software development costs. See
Note 2 of Notes to Consolidated Financial Statements.

COST OF MAINTENANCE AND SERVICE REVENUE Cost of maintenance and service revenue consists primarily of personnel-related costs incurred in providing telephone support, consulting services and training to customers. Cost of maintenance and service revenue was $3.3 million, $6.2 million and $10.4 million in 1994, 1995 and 1996, respectively, representing 90%, 64% and 53% of the related maintenance and service revenue for each year, respectively. Cost of maintenance and service revenue increased significantly from 1994 to 1995 and from 1995 to 1996 as a result of increased personnel-related costs, as the Company continued to build its customer support and training organizations. In addition, from 1995 to 1996 such costs increased, due to the Company's increased partnering with third-party service providers to deliver consulting services to its customers. The Company believes that cost of maintenance and service revenue will increase in dollar amounts and may increase as a percentage of total revenue in the future.


Operating Expenses

RESEARCH AND DEVELOPMENT Research and development expenses were $4.2 million, $7.2 million and $13.3 million, or 21%, 18% and 16% as a percentage of total revenue, in 1994, 1995 and 1996, respectively. The increases in dollar amounts in research and development expenses since 1994 were primarily attributable to increased staffing and associated support for software engineers required to expand and enhance the Company's product line. The Company believes that research and development expenses will continue to increase in dollar amounts in the future.

  Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through December 31, 1996, all research and development costs have been expensed.

SALES AND MARKETING Sales and marketing expenses consist primarily of salaries, commissions and bonuses of sales and marketing personnel and promotional expenses. Sales and marketing expenses were $4.7 million, $11.0 million and $23.3 million, or 24%, 27% and 29% of total revenue, in 1994, 1995 and 1996, respectively. The increases in dollar amounts in sales and marketing expenses were primarily due to the expansion of sales and marketing resources and increased marketing activities, including trade shows and promotional expenses. The Company believes that such expenses will increase in dollar amounts in the future as the Company expands its sales and marketing staff.

Remedy Corporation

GENERAL AND ADMINISTRATIVE General and administrative expenses were $1.3 million, $3.7 million and $7.1 million, or 7%, 9% and 9% as a percentage of total revenue, in 1994, 1995 and 1996, respectively. The increases in dollar amounts were primarily the result of increased staffing and associated expenses necessary to manage and support the Company's growth. The Company believes that its general and administrative expenses will increase in dollar amounts in the future as the Company expands its staffing.

INTEREST INCOME Interest income was $32,000, $1.4 million and $2.7 million in 1994, 1995 and 1996, respectively. The increase in 1996 is primarily due to a full year of invested proceeds following the Company's March 1995 initial public offering and investment of cash provided by operating activities.


Provision for Income Taxes

The effective tax rates for the years ended December 31, 1994, 1995 and 1996 were 39%, 35% and 36%, respectively. The 1994 effective tax rate of 39% differs from the federal statutory rate primarily due to state income taxes, partly offset by certain research and development credits. The 1995 and 1996 effective tax rates of 35% and 36%, respectively, differ from the federal statutory rate primarily due to state income taxes, offset by tax-exempt interest income and research and development credits. See Note 8 of Notes to Consolidated Financial Statements.


Variability of Results

The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as increased competition, the timing of new product announcements and changes in pricing policies by the Company and its competitors, market acceptance of new and enhanced versions of the Company's products, the size and timing of significant orders, the mix of direct and indirect sales, changes in operating expenses, changes in Company strategy, personnel changes, foreign currency exchange rate fluctuations and general economic factors. The Company operates with virtually no significant order backlog because its software products typically are shipped shortly after orders are received. Furthermore, the Company has often recognized a substantial portion of its revenue in the last month of a quarter, frequently concentrated in the last weeks of the month. As a result, product revenue in any quarter is substantially dependent on orders booked and shipped in that quarter, and revenue for any future quarter is not predictable with any degree of certainty. Product revenue is also difficult to forecast because the market for client/server application software products is rapidly evolving, and the Company's sales cycle, from initial trial to multiple-copy purchases and support services, varies substantially from customer to customer. In addition, the Company expects that sales derived through indirect channels, which are harder to predict and have lower margins than direct sales, will increase as a percentage of total revenue. The Company's expense levels are based, in part, on its expectations as to future revenue. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenue because a proportionately smaller amount of the Company's expenses varies with its revenue. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Considering the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the

Remedy Corporation
expectations of public market analysts and investors. In such event, the price of the Company's common stock would likely be materially adversely affected.

  The Company's business has experienced and is expected to continue to experience a level of seasonality, in part due to customer buying patterns. In recent years, the Company has generally had weaker demand in the quarter ending in March. The Company believes this pattern will continue and accordingly anticipates total revenue and net income in the quarter ending March 31, 1997, will be higher than in the quarter ended March 31, 1996, but lower than in the quarter ended December 31, 1996.


Liquidity and Capital Resources

Cash provided by operating activities in 1994, 1995 and 1996 was $3.0 million, $10.7 million and $30.9 million, respectively, of which net income was a significant component in each year. In all three years, cash from operations was used to support the Company's working capital requirements, as such requirements expanded. In all three years, the Company experienced significant growth in receivables, accompanying the Company's increased sales volumes, which was partially offset by increases in accounts payable and other current liabilities.

  In 1995 and 1996, the Company's investing activities consisted entirely of purchases of property and equipment and of short-term investments. In those years, the Company used $1.8 million and $3.9 million, respectively, of cash to purchase property and equipment, primarily computer workstations and file servers for the Company's growing employee base. In 1994, purchase of property and equipment comprised the total investing activity. The Company expects that the rate of purchases of property and equipment will remain constant or increase as the Company's employee base grows. The Company's principal commitments consist primarily of leases on its headquarters facilities and its telephone system. See Note 4 of Notes to Consolidated Financial Statements.

  To date, the Company has not invested in derivative securities or any other financial instruments that involve a high level of complexity or risk. Management expects that, in the future, cash in excess of current requirements will be invested in investment grade, interest-bearing securities.

  On March 24, 1995, the Company completed the initial public offering of its common stock. A total of 6,210,000 shares of common stock were sold for net proceeds to the Company of approximately $43.5 million, after deducting expense of the offering of approximately $750,000. The Company also has available a $10.0 million unsecured bank line of credit which expires in June 1997. There were no borrowings outstanding under the line of credit as of December 31, 1996.

  At December 31, 1996, the Company had $86.8 million in cash, cash equivalents and short-term investments and $87.7 million of working capital. Cash flows from financing activity of $44.4 million and $3.6 million in 1995 and 1996, respectively, consist primarily of proceeds from the issuance of common stock. The Company believes that its current cash, cash equivalents short-term investment balances, cash available under its line of credit and cash flow from operations, will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. (Although operating activities may provide cash in certain periods, to the extent the Company experiences growth in the future, the Company anticipates that its operating and investing activities may use cash. Consequently, significant future growth may require the Company to obtain additional equity or debt financing.)

  Therefore, the Company may find it necessary to obtain additional equity or debt financing. There can be no assurance that, in the event that additional financing is required, the Company will be able to raise such additional financing on acceptable terms or at all.

Remedy Corporation

Consolidated Balance Sheets


                                                                 (in thousands)
December 31,                                                    1995        1996
----------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                   $  31,452    $  39,770
Short-term investments                                         24,734       46,987
Accounts receivable, net of allowance for
  doubtful accounts
of $541 and $1,248, respectively                               11,590       24,189
Income tax receivable                                           2,669         --
Prepaid expenses and other current assets                         561        1,161
Deferred tax asset                                              1,039        2,035
                                                            ----------------------
Total current assets                                           72,045      114,142
Property and equipment, net                                     2,688        5,292
                                                            ----------------------
                                                            $  74,733    $ 119,434
                                                            ======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                            $   1,168    $   1,639
Accrued compensation and related liabilities                    3,550        6,636
Income taxes payable                                             --          1,837
Other accrued liabilities                                       1,734        5,652
Deferred revenue                                                4,732       10,430
Current portion of obligations under capital leases                94          230
                                                            ----------------------
Total current liabilities                                      11,278       26,424

Noncurrent portion of obligations under capital leases            324          513

Commitments

Stockholders' equity:
Preferred stock, par value $.00005 per share; authorized:
2,000,000 and 10,000,000 shares, respectively;
issued and outstanding: none                                     --           --
Common stock, par value $.00005 per share; authorized:
20,000,000 and 60,000,000 shares, respectively; issued
and outstanding: 25,670,880 and 26,893,699 shares,
respectively                                                     --           --
Additional paid-in capital                                     51,942       64,305
Notes receivable from stockholders                                (60)         (60)
Deferred compensation                                            (434)        (255)
Retained earnings                                              11,683       28,507
                                                            ----------------------
Total stockholders' equity                                     63,131       92,497
                                                            ----------------------
                                                            $  74,733    $ 119,434
                                                            ======================




See accompanying notes.





                                       18
Remedy Corporation

Consolidated Statements of Income


                                                      (in thousands, except per share amounts)
Year Ended December 31,                                1994             1995              1996
------------------------------------------------------------------------------------------------
Revenue:
Product                                              $16,112           $30,390           $61,133
Maintenance and service                                3,638             9,727            19,502
                                                     -------------------------------------------
Total revenue                                         19,750            40,117            80,635

Costs and expenses:
Cost of product revenue                                1,371             1,866             2,926
Cost of maintenance and service revenue                3,262             6,188            10,364
Research and development                               4,173             7,160            13,266
Sales and marketing                                    4,673            10,980            23,318
General and administrative                             1,289             3,734             7,054
                                                     -------           -------           -------
Total costs and expenses                              14,768            29,928            56,928

Income from operations                                 4,982            10,189            23,707
Interest income                                           32             1,442             2,662
Interest expense                                           3                25                79
                                                     -------           -------           -------
Income before provision for income taxes               5,011            11,606            26,290
Provision for income taxes                             1,952             4,045             9,466
                                                     -------           -------           -------
Net income                                           $ 3,059           $ 7,561           $16,824
                                                     -------           -------           -------

Net income per share                                 $  0.14           $  0.27           $  0.56
                                                     -------           -------           -------
Shares used in computing per share amounts            22,248            27,650            30,026
                                                     ===========================================






See accompanying notes.


                                     19
Remedy Corporation

Consolidated Statements of Stockholders' Equity


                                                             (in thousands)

                                                                   Notes
                                    Common Stock     Additional  Receivable   Deferred                    Total
                                -------------------    Paid-In   from Stock-  Compensa-    Retained    Stockholders'
                                  Shares     Amount    Capital     holders    sation       Earnings       Equity
-------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1993                  7,662      $--      $ 1,570      $(60)     $ --         $ 1,063      $ 2,573
Issuance of common stock
upon exercise of options           1,146       --           56        --        --            --             56
Deferred compensation
related to grant of
stock options                       --         --          805        --        (805)         --           --
Amortization of deferred
compensation                        --         --         --          --         194          --            194
Net income                          --         --         --          --        --           3,059        3,059
-------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1994                 8,808       --        2,431       (60)       (611)        4,122        5,882
Common stock issued upon
initial public offering, net
of issuance costs of
approximately $750                 6,210       --       43,528        --        --            --         43,528
Preferred stock converted
into common stock                  9,060       --         --          --        --            --           --
Issuance of common stock
upon exercise of options
and purchases under
the employee stock
purchase plan                      1,593       --          875        --        --            --            875
Tax benefit from employee
stock transactions                  --         --        5,108        --        --            --          5,108
Amortization of deferred
compensation                        --         --         --          --         177          --            177
Net income                          --         --         --          --        --           7,561        7,561
-------------------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1995                25,671       --       51,942       (60)       (434)       11,683       63,131
Issuance of common stock
upon exercise of options
and purchases under
the employee stock
purchase plan                      1,223       --        3,756        --        --            --          3,756
Tax benefit from employee
stock transactions                  --         --        8,607        --        --            --          8,607
Amortization of deferred
compensation                        --         --         --          --         179          --            179
Net income                          --         --         --          --        --          16,824       16,824
-------------------------------------------------------------------------------------------------------------------
 December 31, 1996                26,894      $--      $64,305      $(60)      $(255)      $28,507      $92,497
                                 ==================================================================================



See accompanying notes.

Remedy Corporation

Consolidated Statements of Cash Flows


                                                                           (in thousands)
Year Ended December 31,                                         1994          1995            1996
----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                   $  3,059       $  7,561       $  16,824
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization                                     494          1,016           1,810
Amortization of deferred compensation                             194            177             179
Change in assets and liabilities:
Accounts receivable                                            (3,641)        (5,547)        (12,599)
Prepaid expenses and other current assets                        (269)          (264)           (600)
Deferred tax assets                                              (804)           (58)           (996)
Accounts payable                                                  706             90             471
Accrued compensation and related liabilities                      789          2,366           3,086
Income taxes                                                      379          1,742          13,113
Other accrued liabilities                                         651            967           3,918
Deferred revenue                                                1,418          2,601           5,698
                                                             ---------------------------------------
Net cash provided by operating activities                       2,976         10,651          30,904
                                                             ---------------------------------------

Cash flows from investing activities:
Purchases of short-term investments                              --          (57,684)       (106,562)
Maturities of short-term investments                             --           32,950          84,309
Capital expenditures                                           (1,280)        (1,822)         (3,942)
                                                             ---------------------------------------
Net cash used in investing activities                          (1,280)       (26,556)        (26,195)
                                                             ---------------------------------------

Cash flows from financing activities:
Principal payments under capital lease obligations                (12)           (53)           (147)
Proceeds from issuance of common stock                             57         44,403           3,756
                                                             ---------------------------------------
Net cash provided by financing activities                          45         44,350           3,609
                                                             ---------------------------------------
Net increase in cash and cash equivalents                       1,741         28,445           8,318
Cash and cash equivalents at beginning of year                  1,266          3,007       $  31,452
                                                             ---------------------------------------
Cash and cash equivalents at end of year                     $  3,007       $ 31,452       $  39,770
                                                             =======================================


Supplemental disclosure of cash flow information:
Interest paid during the year                                $      4       $     15       $      47
Income taxes paid/(refunded) during the year                 $  2,315       $  2,361       $  (2,647)

Supplemental schedule of noncash financing activities:
Equipment acquired under capital lease arrangements          $    278       $    204       $     472
Deferred compensation related to grant of stock options      $    805       $   --         $    --



See accompanying notes.

Remedy Corporation

Notes To Consolidated Financial Statements


1. Organization of the Company

THE COMPANY Remedy Corporation (the Company) develops, markets and supports highly adaptable, client/server applications software for support and business processes. The Company was incorporated in Delaware in November 1990. The Company has subsidiaries in the following countries: United Kingdom, France, Germany and Singapore. These subsidiaries serve primarily as sales offices.


2. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions.

REVENUE RECOGNITION Product revenue is derived from product licensing fees, while maintenance and service revenue is derived from maintenance support services, training and consulting. Product revenue is recognized upon delivery only if no significant vendor obligations remain and collection of the resulting receivables is deemed probable. Delivery is further defined in certain contracts as delivery of the product master or first copy for noncancelable product licensing arrangements under which the customer has certain software reproduction rights. Product returns and sales allowances (which have not been significant through December 31, 1996) are estimated and provided for at the time of sale. Service revenue from customer maintenance fees for ongoing customer support and product updates is recognized ratably over the term of the maintenance agreement, which is typically twelve months. Payments for maintenance fees are generally made in advance and are nonrefundable. Service revenue from training and consulting is recognized when the services are performed.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from these estimates.

RECLASSIFICATIONS Certain amounts for prior years have been reclassified to conform with current year presentation.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS The Company considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on deposit with banks and high quality money market instruments. All other liquid investments are classified as short-term investments. Short-term investments consist of auction market preferred stock and municipal bonds.

  Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 1995 and 1996, all investment securities were designated as available-for-sale. Available-for-sale securities are carried at fair value, using available market information and appropriate valuation methodologies, with unrealized gains and losses reported in stockholders' equity.

  Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in the statements of income. There have been no such transactions in December 31, 1995 and 1996. The cost of securities sold is based on specific identification. Interest and dividends on securities classified as available-for-sale are included in interest income.

Remedy Corporation

  At December 31, 1995, the Company's available-for-sale securities consisted of the following: municipal obligations $31,630,000; municipal auction rate preferred stock $14,950,000; and money market funds $2,581,000. Of these securities, $24,427,000 and $24,734,000 are classified as cash equivalents and short-term investments, respectively.

  At December 31, 1996, the Company's available-for-sale securities consisted of the following: municipal obligations $48,787,000; municipal auction rate preferred stock $14,250,000; and money market funds $481,000. Of these securities, $16,531,000 and $46,987,000 are classified as cash equivalents and short-term investments, respectively.

  As of December 31, 1995 and 1996, the difference between the fair value and the amortized cost of available-for-sale securities was insignificant; therefore, no valuation allowance was recorded in stockholders' equity. During the year ended December 31, 1995 and 1996, realized gains and losses were not material. As of December 31, 1995 and 1996, the contractual maturity of the investments did not exceed one year.

DEPRECIATION AND AMORTIZATION Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful life of the asset.

CONCENTRATION OF CREDIT RISK The Company sells its products primarily to end users, value-added resellers, system integrators and original equipment manufacturers. The Company performs ongoing credit evaluations of its customers' financial condition, and generally no collateral is required. The Company maintains reserves for credit losses, and such losses have been within management's expectations.

PRODUCT CONCENTRATION The Company currently derives the majority of its revenue from the licensing of products in its Action Request System and fees from related services. These products and services are expected to account for the majority of the Company's revenue for the foreseeable future. Consequently, a reduction in demand for these products or a decline in sales of these products, will adversely affect operating results.

RESEARCH AND DEVELOPMENT Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through December 31, 1996, all research and development costs have been expensed.

STOCK-BASED COMPENSATION In October 1995, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The Company has chosen to continue to apply Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock based plans and, accordingly, does not recognize compensation expense related to its employees under its stock option plans or employee stock purchase plans. Note 7 contains a summary of the pro-forma effects to reported net income and net income per share for 1995 and 1996 if the Company had elected to recognize compensation expense based on the fair value of the options granted as described by SFAS 123.

Remedy Corporation

PER SHARE AMOUNTS Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options, using the treasury stock method.

STOCK SPLIT All shares and per share amounts have been adjusted to reflect the three-for-two stock dividend effected March 25, 1996 and the two-for-one stock dividend effected October 25, 1996.


3. Property and Equipment

Property and equipment, at cost, consists of the following:


                                      (in thousands)
December 31,                         1995         1996
---------------------------------------------------------
Machinery and equipment            $ 3,845       $ 7,567
Furniture and fixtures                 248           303
Purchased software                     310           476
Leasehold improvements                  30           501
                                   ---------------------
                                     4,433         8,847
Less accumulated depreciation       (1,745)       (3,555)
                                   ---------------------
                                   $ 2,688       $ 5,292
                                   =====================

4. Commitments

LEASE AGREEMENTS The Company leases its facilities under operating lease arrangements. Certain of the leases provide for annual rent increases of approximately 3%. Additionally, the Company leases certain equipment under capital leases. The Company capitalized property and equipment totaling $482,000 and $954,000, with associated accumulated amortization of $78,000 and $244,000, at December 31, 1995 and 1996, respectively. All of these assets were acquired in fiscal 1994, 1995 and 1996. Approximate annual minimum rental commitments/future minimum lease payments under these leases are as follows:

                                                   (in thousands)
                                         Operating Leases    Capital Leases
---------------------------------------------------------------------------
1997                                         $ 2,772              $277
1998                                           2,746               277
1999                                           2,477               264
2000                                           2,361                15
2001                                           1,948                --
Thereafter                                     5,086
                                             -------------------------
Total minimum lease payments                 $17,390               833
                                             =========================

Less amount representing interest                                  (90)
                                                                  ----
Present value of future minimum lease payments                     743
Less current portion                                              (230)
                                                                  ----
Noncurrent obligations under capital leases                       $513
                                                                  ====

  Total rent expense for the years ended December 31, 1994, 1995 and 1996 was $496,000, $754,000 and $2,285,000, respectively.

Remedy Corporation

5. Bank Line of Credit

The Company has available a bank line of credit expiring June 1997, under which $10.0 million is available. The agreement contains covenants that require the Company to maintain certain financial ratios and to maintain quarterly profitability. In addition, the Company's bank credit agreement currently restricts the Company's ability to pay cash dividends without the bank's consent. At December 31, 1996, the Company had no outstanding balance under this line of credit and was in compliance with the required covenants.


6. Stockholders' Equity

In March, 1995, the Company completed the initial public offering (IPO) of its common stock. The Company sold approximately 6,210,000 shares for net proceeds of $43.5 million.

PREFERRED STOCK In 1996, the Board of Directors approved the authorization of an additional 8,000,000 shares of preferred stock.

COMMON STOCK In 1996, the Board of Directors approved the authorization of an additional 40,000,000 shares of common stock. Certain shares of common stock issued by the Company at December 31, 1996 are subject to stock repurchase agreements whereby the Company has the option to repurchase the unvested shares upon termination of employment for any reason, with or without cause, at the original price paid for the shares. The stock generally vests 25% one year after issuance and continues to vest on a pro-rata basis over the following 36 months. At December 31, 1996, 58,628 shares were subject to repurchase.

  The Company has recorded deferred compensation expense of $805,000 for the difference between the grant price and the deemed fair value of certain of the Company's common stock options granted in 1994. This amount is being amortized over the vesting period of the individual options, generally four years. Compensation expense recognized in 1995 and 1996 was $177,000 and $179,000, respectively, and at December 31, 1996 deferred compensation totaled $255,000.


7. Compensation and Benefit Plans

401(K) RETIREMENT SAVINGS PLAN The Company maintains a 401(k) retirement savings plan to provide retirement benefits for substantially all of its employees. Participants in the plan may elect to contribute from 2% to 15% of their annual compensation to the plan, limited to the maximum amount allowed by the Internal Revenue Code. The Company, at its discretion, may make annual contributions to the plan. The Company has made no contributions to the plan through December 31, 1996.

1995 STOCK OPTION/STOCK ISSUANCE PLAN In January, 1995, the Board of Directors adopted the 1995 Stock Option/Stock Issuance Plan (the 1995 Plan), as the successor to the 1991 Stock Option/Stock Issuance Plan. Under the 1995 Plan, 7,902,864 shares of common stock, plus an additional number of shares equal to the lesser of 1,500,000 shares or 5% of the number of shares of Common Stock and Common Stock equivalents outstanding on the first day of 1997 are authorized for issuance.

  Under the 1995 plan, options to purchase common stock may be granted and common stock may be sold at prices not less than 85% of the fair market value at the date of grant/issuance. Options issued under the plan become exercisable according to a vesting schedule which typically provides for the first 25% of the option shares to become available after one year with the remaining shares and options vesting on a pro-rata basis over the following 36 months.

Remedy Corporation

1995 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN During 1995, the Company additionally adopted the 1995 Non-Employee Directors Stock Option Plan (the Directors Plan), and reserved 300,000 shares for issuance, plus an additional 37,500 shares on the first day of each calendar year 1996 and 1997. Under the Directors' Plan, each non-employee member of the Board of Directors (the Board) is automatically granted an option to purchase 30,000 shares of the Company's stock upon initial appointment or election to the Board, and 7,500 shares of the Company's stock upon re-election to the Board, at not less than 100% of the fair market value of those shares at the grant date. Stock options granted upon appointment or election to the Board vest 25% annually. Stock options granted upon reelection to the Board vest 100% after the fourth year of continuous service.

1995 EMPLOYEE STOCK PURCHASE PLAN In January, 1995, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan (the Purchase Plan) and reserved 1,200,000 shares for issuance. Under the Purchase Plan, employees are granted the right to purchase shares of common stock at a price per share that is 85% of the lesser of: (i) the fair market value of the shares at the participant's entry date into the two-year offering period, or (ii) the end of each six-month segment within such offering period. During fiscal 1996, shares totaling 221,000 were issued under the Purchase Plan at an average of $9.32 per share.

  The Company has elected to continue to follow APB 25 and related interpretations in accounting for its employee stock options and employee stock purchase plan because, as discussed below, the alternative fair value accounting provided for under SFAS 123, requires use of option valuation models that were not developed for use in valuing employee stock options and employee stock purchase plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively; risk-free interest rate in the range of 5.38% to 7.06%; dividend yields of zero; an expected volatility factor of the expected market price of the Company's common stock of .65 and an expected life of the option of 5 years. The effects of applying SFAS 123 for recognizing compensation expense and providing pro forma disclosures in 1995 and 1996 are not likely to be representative of the effects on reported net income in future years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility and expected option life. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

  The fair value of the employee's purchase right was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996; risk-free interest rate in the range of 5.37% to 6.19%; dividend yields of zero; expected volatility factor of

Remedy Corporation
the market price of the Company's common stock of .65; and an expected life of six months. The weighted-average fair value for shares issued under the employee stock purchase plan for 1995 and 1996 were $3.12 and $4.86, respectively.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to pro forma net income over the options' vesting period. The Company's historical and pro forma information follows:


                                                 (in thousands, except
                                                   per share amounts)
                                                1995               1996
-------------------------------------------------------------------------
Net income
Historical                                     $7,561             $16,824
Pro Forma                                      $6,364             $10,368
Net income per share
Historical                                      $ .27               $ .56
Pro Forma                                       $ .23               $ .36
-------------------------------------------------------------------------

  Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully realized until 1998.

  A summary of the Company's stock options activity for the years ended December 31 follows:


                                                       (in thousands, except per share amounts)
                                                                    Options Outstanding
                                                     -------------------------------------------
                                                                                      Weighted
                                         Options                                       Average
                                        Available     Number        Price Per         Exercise
                                        for Grant   of Shares         Share             Price
------------------------------------------------------------------------------------------------
Balance at December 31, 1993               719        4,077       $ 0.01-$ 0.17       $    0.05
Additional shares reserved               2,493
Options granted                         (2,087)       2,087       $ 0.17-$ 3.08       $    0.86
Options exercised                          --        (1,146)      $ 0.01-$ 0.42       $    0.05
Options canceled or expired                127         (127)      $ 0.03-$ 1.17       $    0.26
                                        -------------------------------------------------------
Balance at December 31, 1994             1,252        4,891       $ 0.01-$ 3.08       $    0.39
Additional shares reserved                 600
Options granted                         (1,576)       1,576       $ 3.83-$20.33       $    9.93
Options exercised                          --        (1,491)      $ 0.01-$ 2.50       $    0.15
Options canceled or expired                343         (343)      $ 0.01-$11.96       $    1.79
                                        -------------------------------------------------------
Balance at December 31, 1995               619        4,633      $ 0.01-$20.33       $    3.64
Additional shares reserved               2,997(a)
Options granted                         (2,502)       2,502       $17.83-$53.75       $   28.32
Options exercised                          --        (1,002)      $ 0.01-$25.38       $    1.64
Options canceled or expired                329         (329)      $ 0.01-$41.63       $   11.05
                                        -------------------------------------------------------
Balance at December 31, 1996             1,443        5,804       $ 0.01-$53.75       $   14.32
------------------------------------------------------------------------------------------------

(a)   1,500 of these shares added to the 1995 plan effective January 1, 1997

  The weighted-average fair value of options granted in 1995 and 1996 were $4.96 and $17.06, respectively.

Remedy Corporation

  The options outstanding at December 31, 1996 have been segregated into ranges for additional disclosure as follows:


                                     (in thousands, except exercise prices)
                        Options Outstanding                      Options Exercisable
--------------------------------------------------------------------------------------------
                                                                   Options
                       Options        Weighted-       Weighted-   currently       Weighted-
                     outstanding       average         average   exercisable       average
   Range of          at December      remaining        exercise  at December      exercise
exercise prices       31, 1996    contractual life      price     31, 1996         price
--------------------------------------------------------------------------------------------
$ 0.01 - $ 0.42        1,605             6.75          $ 0.20       1,605          $ 0.20
$ 0.83 - $12.29        1,500             7.93          $ 6.09       1,050          $ 4.21
$12.75 - $23.50        1,498             9.08          $18.12         140          $16.62
$23.92 - $53.75        1,201             9.56          $38.06          23          $42.14
                       ---------------------------------------------------------------------
                       5,804             8.24          $14.18       2,818          $ 2.85
                       =====================================================================



8. Income Taxes

The provision for income taxes consists of the following:


                                           (in thousands)
                                      1994       1995       1996
----------------------------------------------------------------
Federal:
Current                             $2,139     $3,239     $8,359
Deferred                              (665)       (19)      (817)

State:
Current                                563        828      1,961
Deferred                              (139)       (39)      (178)

Foreign:
Current                                 54         36        141
                                    ----------------------------
Provision for income taxes          $1,952     $4,045     $9,466
                                    ============================

  The income tax benefit related to the exercise of stock options reduces taxes currently payable and is credited to additional paid-in-capital. Such amount was $5.1 million and $8.6 million for 1995 and 1996, respectively.

  The difference between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before provision for income taxes is explained below:


                                             (in thousands)
                                      1994       1995       1996
----------------------------------------------------------------
Tax at federal statutory rate       $1,754     $4,062     $9,201
State tax, net of federal benefit      280        521      1,159
Research and development credit       (114)      (111)      (236)
Tax exempt interest income              --       (414)      (678)
Other                                   32        (13)        20
                                    ----------------------------
Provision for income taxes          $1,952     $4,045     $9,466
                                    ============================

Remedy Corporation

  Significant components of the Company's deferred tax assets as of December 31, 1995 and 1996, respectively, are as follows:


                                                         (in thousands)
                                                         1995        1996
-------------------------------------------------------------------------
Reserves and accruals not yet deductible for tax         $832     $2,072
Deferred revenue                                          242        226
Other                                                     (35)      (263)
                                                       -----------------
Total deferred tax assets                              $1,039     $2,035
                                                       =================

9. Segment, Geographic and Significant Customer Information

The Company conducts its business within one industry segment. No customer accounted for more than 10% of revenue in 1994, 1995 or 1996.

  Net revenue from international customers accounted for 28%, 31%, and 37% of total net revenue in 1994, 1995, and 1996, respectively. The majority of export sales were made to Canada and Europe. The Company has had no significant operations outside the United States through December 31, 1996.

10. Litigation

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. Management currently believes that the ultimate amount of liability, if any, with respect to any pending actions, either individually or in the aggregate, will not materially affect the financial position, results of operations or liquidity of the Company. However, the ultimate outcome of any litigation is uncertain. If an unfavorable outcome were to occur, the impact could be material. Furthermore, any litigation, regardless of the outcome, can have an adverse impact on the Company's results of operations as a result of defense costs, diversion of management resources, and other factors.

Remedy Corporation

Selected Quarterly Consolidated Financial Data (unaudited)

1995 Summary by Quarter

                                              (in thousands, except per share amounts)
                                     March 31     June 30    September 30  December 31
                                     ------------------------------------------------------------
                                       First       Second        Third       Fourth        Year
-------------------------------------------------------------------------------------------------
Total revenue                         $ 6,364      $ 8,404      $10,218      $15,131      $40,117
Income from operations                  1,293        2,125        2,587        4,184       10,189
Income before provision for
income taxes                            1,315        2,555        3,050        4,686       11,606
Net income                                802        1,658        2,084        3,017        7,561
Net income per share(1)               $  0.04      $  0.06      $  0.07      $  0.10      $  0.27
Number of shares(1)                    23,448       29,022       28,932       29,197       27,650

Common stock price per share(1):
High(2)                               $ 14.46      $ 14.33      $ 13.33      $ 23.75      $ 23.75
Low(2)                                $ 10.50      $ 11.58      $ 10.67      $ 11.50      $ 10.50
-------------------------------------------------------------------------------------------------


1996 Summary by Quarter


                                             (in thousands, except per share amounts)
                                     March 31    June 30  September 30  December 31
                                     -------------------------------------------------------
                                      First      Second       Third       Fourth      Year
--------------------------------------------------------------------------------------------
Total revenue                        $13,001     $17,012     $21,013     $29,609     $80,635
Income from operations                 3,040       4,625       6,222       9,820      23,707
Income before provision for
income taxes                           3,543       5,280       6,864      10,603      26,290
Net income                             2,267       3,380       4,393       6,784      16,824
Net income per share(1)                 0.08        0.11        0.15        0.22        0.56
Number of shares(1)                   29,586      30,136      29,842      30,539      30,026

Common stock price per share(1):
High(2)                               $28.25      $45.13      $40.88      $55.75      $55.75
Low(2)                                $15.50      $26.50      $21.63      $38.13      $15.50
--------------------------------------------------------------------------------------------


(1) All shares and per-share amounts have been adjusted to reflect the three-for-two stock dividend effected March 25, 1996 and the two-for-one stock dividend effected October 25, 1996.

(2) The Company's common stock has been traded on The Nasdaq Stock Market under the symbol "RMDY" since March 17, 1995. The table above reflects the closing high and low sales prices of the Company's common stock as reported by The Nasdaq Stock Market.

Remedy Corporation

Report of Ernst & Young, LLP Independent Auditors

The Board of Directors and Stockholders

Remedy Corporation

We have audited the accompanying consolidated balance sheets of Remedy Corporation as of December 31, 1995 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Remedy Corporation at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                        /s/ ERNST & YOUNG LLP
                                       -----------------------
                                        ERNST & YOUNG LLP
Palo Alto, California
January 24, 1997

Remedy Corporation