Form 10-K, Exhibit 13
period 1997-12-31
REMEDY CORP
filed 1998-03-30
CIK 936653

1997 Annual Report
Corporate Profile
Remedy Corporation is the world's leading provider of automated help desk solutions designed to increase employee and organizational productivity across the enterprise. Addressing the needs of the consolidated operations management (COM) market, Remedy's easy to use and deploy, scalable, and highly adaptable technology and products extend beyond the help desk to include such applications as change management, asset management, defect tracking, and more.


Founded in 1990, Remedy maintains corporate headquarters in Mountain View, California, with offices in Pleasanton, California; New Jersey, Maryland, Virginia, United Kingdom, Australia, Canada, Frankfurt, Paris, Singapore, and Tokyo. The Company sells its products globally through direct sales and a network of value-added resellers, original equipment manufacturers and system integrators. Remedy's stock is traded under the Nasdaq symbol "RMDY."

                                      Financial Highlights
                                     Year Ended December 31,
                             (in thousands, except per share amounts)
                                            1995       1996         1997
Consolidated Statements of Income Data:

Total revenue                               $ 40,117   $ 80,635     $ 129,184

Income from operations                        10,189     23,707     38,475
Net income                                     7,561     16,824     27,290
Basic net income per share (1)                $ 0.32     $ 0.64     $ 0.99
Diluted net income per share (1)              $ 0.27     $ 0.56     $ 0.89

                                                         As of December 31,
                                                           (in thousands)
                                                      1995      1996     1997
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments   $ 56,186  $ 86,757 $ 133,833
Working capital                                       60,767    87,718   138,102
Total assets                                          74,733   119,434   181,616
Total stockholders' equity                          $ 63,131  $ 92,497 $ 148,072

     (1) The earnings per share amounts have been restated as required to comply with Statement of Financial Accounting Standards

     No. 128 and Staff Accounting Bulletin No. 98. See Note 2 of Notes to Consolidated Financial Statements.

To Our Stockholders,

     Customers, Partners and Employees:

1997 was another outstanding year of growth, profitability and help desk market leadership for Remedy Corporation. The impressive gains we realized in new customers and installed sites were mirrored by similar increases in the number and variety of applications that our highly adaptable technology continued to spawn during the year. We introduced new products and services, all while expanding our sales channels and partnerships. We also engaged in substantial infrastructure building activities designed to support and extend Remedy's acknowledged leadership position in providing help desk and consolidated operations management (COM) solutions to an ever-expanding global customer base.
     For the year ended December 31, 1997, Remedy reported revenues of $129.2 million, an increase of 60% compared to revenues of $80.6 million in 1996. Net income for the year grew 62% to $27.3 million, or $0.89 per share, adjusted for dilution, compared to 1996's net income of $16.8 million, or $0.56 per share, adjusted for dilution. Remedy's balance sheet remains strong, with cash, cash equivalents and short-term investments totaling $133.8 million at the end of 1997, compared to $86.8 million at the close of the previous year.

Acknowledged Market Leadership Remedy's excellent financial performance was the natural outgrowth of the strong leadership position the Company holds in the help desk market. According to an independent industry analyst firm, the Aberdeen Group, Remedy's 22% market share was more than twice that of any other competitor in 1997. Other organizations such as Datapro have estimated our share to be as high as 67%, when using a different but perhaps even more important metric--number of users served--to measure the market.

     In 1997 Remedy led the way in virtually every help desk market category, including revenues, customers, sites, partners and channel sales. In the last year alone, we added almost 2,000 new sites and 1,000 customers to our installed base, growing to more than 5,250 sites and over 2,800 customers spread throughout 61 countries around the world. International business, another area of leadership which represents an important focus for Remedy moving forward, rose to an all-time high of $48.1 million, or 37% of our total revenues.

     Our success was underscored by a number of key industry awards and acknowledgments we received during 1997. For the second consecutive year, Business Week included Remedy among its Top 25 Hot Growth Companies in the United States, and we were named #13 in the Silicon Valley "Fast 50," a third-party survey that tracked revenue growth for high technology companies over the past four years. Federal Computer Week Magazine acknowledged Remedy as the "Best Help Desk Vendor." We were voted best help desk application by integators and resellers around the country in an independent election sponsored by Network VAR Magazine.

A High-Growth Market All of this good news is significant in light of the continued rapid growth of the internal help desk market. According to the Gartner Group and the Meta Group, the revenue opportunities for help desk solutions serving the enterprise market will likely triple from 1996--when the worldwide market was $600 million--to an estimated $1.8 billion in the year 2000.

     The reason for this rapid growth is that the help desk has become a crucial ingredient in the recipe for success for large businesses and enterprises in today's information age. Organizations are now being called upon to cope with tremendous complexity and rapid rates of change in their information infrastructures. Business processes--which ultimately, we believe, boil down to people processes--are in a constant state of flux. As these processes continue to migrate to the desktop, they're creating greater challenges than ever for information technology (IT) professionals.
     As a result, automated help desk solutions that are adaptable, scalable, and easy to use and deploy, can have a huge impact on productivity--not only for IT staffs, but also in a way that ultimately removes obstacles for all employees across the enterprise to provide organizations with a genuine competitive edge in the business arena. And that's where Remedy's technology and products are really making a difference.

Building On An Adaptable Foundation Remedy's success is grounded in the Action Request System(R) (AR System), the software foundation upon which all of our applications are based. The easy-to-use AR System provides customers with the fastest path to production in the industry, dramatically reducing the time required to deploy help desk and other applications across the enterprise. It scales easily to accommodate the needs of thousands of users. And best of all, the Remedy Help Desk, based on the AR System, is the most adaptable help desk solution available today. This enables our customers to easily and quickly make changes to keep in step with their evolving business needs.
     During the year, Remedy introduced AR System Version 3.0, which features enhanced performance, an improved interface, and expanded database integration capabilities with third-party products. We increased penetration of our Web product initiatives, ARWeb and the Multi-Processing Server Option, and introduced a Java-based version of Flashboards, Remedy's real-time visual monitoring offering. We also added support for Windows NT across our entire product line, further extending the reach of Remedy's industry-leading technology and products. These activities were indicative of our increased R&D spending, which grew 60% in the last year to more than $21 million--the highest among all help desk companies in the industry today.

Remedy's Unique Business Model Remedy's solid financial performance and continued success are also a function of our unique business model. Because our products are highly scalable and adaptable, much of our business is derived from expansion within our existing customer base, and more sites begin to take advantage of our products, adapting them in turn to create an ever-widening stream of applications. Key infrastructure building activities, new service offerings, and expanded partnerships all amplified the performance of this business model in 1997.
     Remedy made substantial investments in sales and marketing during the year, including the opening of new offices in Australia, Canada, and Japan to support our increasing international business. Overall headcount for the company grew from 411 to 648. Our service and support organization continues to stand out as a key competitive advantage, with customer satisfaction and repeat business at record levels, punctuated by Remedy's support contract renewal rate of 90%. During the year, we also expanded our training advantage--not only for customers, but also for third-party Remedy Approved Consultants as well. By the end of 1997, in fact, more than 1,000 people a month were receiving training on our technology and products.
     Training also helps to expand Remedy's market presence throughout our many partnerships across the industry. We've developed a variety of value-added reseller, independent software vendor and product partner programs, and now have more than 130 channel partners and almost four dozen product partnerships in place. As a result of these relationships, indirect sales through VARs, ISVs and OEMs accounted for 44% of Remedy's revenues in 1997, an all-time high for the Company. We plan to continue to leverage the many advantages of these partnerships to even greater effect in the future.

Beyond the Help Desk While the help desk remains Remedy's principal market focus, much of our business has been--and continues to be--derived from creative applications developed by our customers, some 62% of whom adapt our products to create applications that complement their help desks. Most of these applications lie in the arena of consolidated operations management (COM), where customers can buy specific Remedy applications or build an integrated system based on the foundation provided by the AR System to manage such well-known IT operations as change management, defect tracking, asset management, and similar functions. Many of these are multi-continent deployments.

     The expanded COM applications of Remedy technology represent a natural evolution of the enterprise help desk that have helped propel our business model forward. In addition, many of our customers have extended the use of Remedy products even farther, beyond the boundaries of information technology, to encompass a much broader array of opportunities. More than 500 of our customers, for example, are already using the AR System and related products for such employee-related services as purchase requisition tracking. Taking our customers' lead, we plan to actively pursue application opportunities beyond the help desk and COM in 1998.

     One other factor has contributed to Remedy's success: we practice what we preach. In all respects, we live our product. People at Remedy have adapted the AR System to create more than 100 applications designed to meet their own specific job needs and help consolidate Remedy's many business operations. I'm proud to say that every one of our employees has the opportunity to use, sell, support, and impact the quality of our products. The following pages in this report provide some insight into how these products have helped make us all much more productive and efficient--and how they've enabled us to grow Remedy's business and meet the needs of our customers much faster and better than we ever could have done without them.

     I want to thank all of Remedy's stockholders, customers, partners--and most of all, our employees--for their support. On behalf of everyone at the Company, I look forward to the challenge of continuing to build on our success, as we help people and organizations all over the world rapidly adapt to change that is demanded of every healthy business.

LAWRENCE L. GARLICK
Chairman of the Board and Chief Executive Officer


"It's great to have somebody call into the help desk and log a critical ticket, and have people working on the problem before the user has a chance to even worry about it. The real beauty of the AR System is the ability to develop it to whatever your needs are...the system works that well."

Tricia Brownfield

Director of CNN Center Support

  Turner Broadcasting

Remedy is the world's leading provider of help desk solutions, with an installed global base of more than 5,200 sites.

A helping hand:

The internal help desk is a critical information technology resource that boosts employee productivity and efficiency by automating business support and tracking processes across the enterprise.

Leading the way:

With a revenue marketshare more than twice that of any competitor, Remedy is the clear leader in a market forecast to grow to $1.8 billion in the year 2000. According to Datapro, nearly two out of every three help desk users are Remedy customers.

More than 44% of Remedy's customers use the flexible AR System for asset management or change management.*

* Source: market research study by Quality Resource Associates for Remedy Corporation Q1 1998.

Taking stock of assets:

Remedy's help desk solutions can easily be adapted to manage any number of business processes. Asset Management, a Remedy application based on the AR System, makes for more efficient use of assets by putting accurate information at the fingertips of help desk and IT managers.

Change is constant:

Remedy's change management capabilities enable IT managers to plan, track, and implement changes to their network more quickly than ever before, while paving the way for faster problem diagnosis and management.

   "The only limitation with the
   Remedy System is really your imagination."
   Jackie Engstrom
   Project Manager
   Knight-Ridder Information


Remedy's help desk solutions are increasingly being used by customers in an expanding variety of applications that go well beyond the boundaries of information technology.

Better customer service:

Almost half of Remedy customers have adapted the AR System for use in a range of customer service and support applications, streamlining business processes through developing "external" uses for Remedy's help desk technology.

Purchasing power:

Almost 10% of Remedy's customers have adapted the AR System to track and expedite purchase requisitions--an application that benefits from the same ease of use, quick deployment and flexible workflow advantages Remedy technology provides for

IT-based applications.

Remedy's products and technology stretch the boundaries of business processes, planning and implementation.

Empowering employees:

From new employee set-up to benefits tracking, vacation and sick-time monitoring through a variety of employee services, customers are extending the reach of Remedy's highly adaptable help desk solutions to create new levels of employee productivity and efficiency.

a sample of Over 200 AR System Applications:

Industrial accident tracking
OSHA compliance
Bus & truck quality
Warehouse inventory

Contractor management

Rail signal tracking

Bank ATM monitoring

Fleet vehicle scheduling

Taxi status tracking

Airline event tracking

Service request management

"Letters to the President"

Mail order request tracking

Parts service trackingSoftware feature tracking

Job control

Product release management

Maintenance contract

Car dealer support

Phone book

Vendor performance

Human resources hotline

Vehicle maintenance tracking

Child welfare case tracking

SAP task tracking

Work loading systems

Telescope incidents

"We hosted the top executives from a major global corporation...people who were looking for ways to boost their business productivity. We visited Remedy, and everyone was really impressed by how the business processes worked--not to mention the fact that the people there were using Remedy products to make it all happen. It was the ultimate, in terms of credibility."

     Professor Homa Bahrami
Senior Lecturer, Haas School of Business
     University of California at Berkeley

The Remedy story:

Close to Home

     At Remedy, our products are much more than simply something we sell to other companies to improve their business processes. That's because, across all operations of the Company, we rely on our products to make a real impact on our productivity and efficiency. In their own words, some of our people have expressed the ways in which Remedy's technology has made a difference in their lives. Here's what they had to say:

the enterprise

Lori Laub      Chief Information Officer

     In her role as Remedy's vice president of information systems, Lori's responsibilities include overseeing the design and implementation of all internal systems within the Company.

     "At Remedy, we're in the business of processing change. That means delivering adaptable applications that allow our customers to run their businesses their way. We believe very strongly in that mission, because we practice what we preach...and that's the ultimate proof.

     Internally, we use the Action Request System (AR System) as our help desk solution...from an IT perspective, there's no question that it makes things run much better and more efficiently. It allows us to adapt to change really quickly, and change is constant. But the help desk is just part of a much bigger story. That's because our people at Remedy have adapted the AR System for use in over 100 different process tracking applications, across just about every department in the Company. On their own, they've gone far beyond the help desk to come up with really creative uses of the technology.

     Whether you're talking about human resources, sales, facilities, finance, or marketing--we're our own best advertisement. And the best part about it all is that we continue to be surprised about the ways in which we're able to use our products. Take our Customer First program. We use the AR System to track all of our external activities with customers: sales leads, quotes, orders, shipments, reference information...the status of pending deals.

     We also use the AR System to set and deliver against expectations with all of our Service Level Agreements. It's great for escalations and notifications, keeping customers abreast of changes, gaining customer satisfaction ratings on each request handled...things like that. No matter what the function, our people can make process changes much faster than they ever could before. It helps us to be consistent in the way in which we deal with all our customers...nothing falls through the cracks or gets lost.

     You know the old saying--the salesman has to be the first one sold. Well, we really believe in what we're selling. We know from firsthand experience just how great our products are, because they've really made a difference in improving the productivity of our people."

the help desk

Behshad Beheshti     Help Desk Manager

Behshad heads up Remedy's internal help desk staff, which relies on the Action Request System (AR System) and its companion products to track and resolve all of the Company's internal information technology issues.

     "At the help desk, we're here to help...it's that simple. Our job is to serve requests, answer questions--ultimately, to solve problems. The staff averages more than 3,000 requests each quarter, and that number gets bigger all the time. It's a global issue, really...as Remedy grows, we have to serve a larger employee base, across many different sites and time zones.

     The bottom line for us is that the AR System makes it very easy to adapt to change. And it scales easily. Even though we're growing very fast, we haven't had to add IT staff in the way you might expect. With all the new employees coming in, and the fact we now provide around-the-clock support for our worldwide enterprise--well, we only had to add one person to do it. The staff-to-task ratio is great. We have the same personnel, basically... only we're handling a much broader scope.

     The AR System is great for problem analysis, because it elevates issues directly to the problem solver. If there's a bottleneck in the process, it's really easy to identify. You can be proactive with it...it lets you analyze and manage things, and it gives you a record of every problem and solution. We're able to use the request information we track to help determine root causes of problems, so we can continually improve our processes. Plus, the AR System interfaces with all kinds of third party technologies and computing environments, from pagers to email, to Excel and a lot more.

     You know, the problems get more complex all the time. It's always more, more, more...more people to support, more tickets, more work. But with our technology, with all that automated intelligence, the complexity becomes pretty transparent. I'd use Remedy products no matter where I worked...it just so happens that I work here."

the department

Reggie Rosales         Senior Buyer

     As a member of Remedy's purchasing department, Reggie's responsibilities are altogether different from those of the Company's IT staff. But she and her co-workers have adapted Remedy's technology for their own specific applications.

     "You know, before I came here, I worked for a software company--and I didn't have a clue how their products worked. The great thing here is that beyond understanding what our products do...I actually use them to make a real difference in my own work. It makes you a believer.

     What we've done in our department is we've adapted the Action Request System (AR System) to handle all our purchase requisitions. In the old days, we used to route paper. Things would get lost on desks, it took a lot of phone calls to get things right...it was just a lot more complicated.

     Once we decided on what our business process was going to be--all the little details--it only took us a few days to adapt the AR System to fit what we needed. It's great. In the approval process, for example, we know exactly where a req needs to go, who needs to sign it, and so on. It tracks everything. And it really gives people the sense they haven't been ignored, that they have a way to take responsibility.

     We've got things set up so that requesters are notified every 24 hours when there's an outstanding request. The notifier sends an email or flashes red, meaning 'take action.' You can see exactly where the problem is, if there is one. There's no such thing as a black hole.

     I'll tell you...it's really eliminated the phone calls to us, and a lot of wasted effort. Since I've been here, our 'business' within the purchasing department has doubled--but we've still got the same headcount, other than one person we added to take on additional responsibilities. And best of all, it was easy. Once we determined the process we wanted to use, the IT guys developed the application to support that process right away. It was that simple."

     Our success was unctly where a req needs to go, who needs to sign it, and so on. It tracks everything. And it really gives people the sense they haven't been ignored, that they have a way to take responsibility.

     We've got things set up so that requesters are notified every 24 hours when there's an outstanding request. The notifier flashes red, meaning 'take action.' You can see exactly where the problem is, if there is one. There's no such thing as a black hole.

     I'll tell you...it's really eliminated the phone calls to us, and a lot of wasted effort. Since I've been here, our 'business' within the purchasing department has doubled--but we've still got the same headcount, other than one person we added to take on additional responsibilities. And best of all, it was easy. Once we determined the process we wanted to use, the IT guys developed the application to support that process right away. It was that simple."

the workgroup

Tom George       Product Marketing Manager

Tom recently joined Remedy as a senior product marketing manager. Right from the start, he began to realize the benefits of his new company's technology--because setting up new employees to be immediately effective and productive is one of the primary uses for which Remedy has adapted the Action Request System (AR System) for internal use.

"When I walked into my office the first day, there was a message on the screen of my computer that said, 'Welcome, Tom George.' Everything was configured and ready to go--everything had been thought of. I got my network access password at the orientation later that morning, and I was ready to go to work. There was nothing holding me back.

     But I still needed a little help. I wasn't familiar with Microsoft Outlook, which Remedy uses as an email system. I could've called the help desk guys, of course, but I thought 'If you're working at a help desk company, you'd better start using the product.' So I fired up the AR System. It was really easy to use, so I typed in my request for help. About an hour later, I got a call from one of the help desk guys, and we set up an appointment for the next day. And that was that...

     Now that I'm here, I use the AR System on a regular basis for all sorts of things--room scheduling for meetings, tracking requests from my staff, and so on.

     I better use it...it's the product I'm paid to market! (he laughs) But I'll tell you something...that first day I walked in here, it felt good. It felt like I was working for a real help desk company. It was immediately evident that the productivity around here was very high. There was nothing holding me back.

     First impressions really matter, you know. If things are disorganized from the start, chances are they'll be disorganized the rest of the way, too. But at Remedy, everyone makes sure you're taken care of. And the AR System makes it easy to do just that."

Selected Consolidated  Financial Data
Year Ended December 31,
(in thousands, except per share amounts)

                                                                 1993     1994     1995     1996      1997
Consolidated Statements of Income Data:
   Total revenue                                              $ 8,493  $19,750  $40,117  $80,635  $129,184
   Income from operations                                       2,316    4,982   10,189   23,707    38,475
   Net income                                                   1,720    3,059    7,561   16,824    27,290
   Basic net income per share(1)                              $  0.24    $0.37    $0.32    $0.64     $0.99
   Diluted net income per share(1)                            $  0.09    $0.14    $0.27    $0.56     $0.89
   Shares used in computing basic per share amounts(1)          7,231    8,237   23,439   26,365    27,614
   Shares used in computing diluted per share amounts(1)       18,152   22,528   27,642   30,031    30,524

As of December 31,
(in thousands)
                                                                 1993     1994     1995     1996      1997
Consolidated Balance Sheet Data:
   Cash, cash equivalents and short-term investments          $ 1,266   $3,007  $56,186  $86,757  $133,833
   Working capital                                              1,959    4,423   60,767   87,718   138,102
   Total assets                                                 4,487   12,006   74,733  119,434   181,616
   Long-term obligations                                            -      219      324      513       502
   Total stockholders' equity                                 $ 2,573   $5,882  $63,131  $92,497  $148,072


(1) All shares and per-share amounts have been adjusted to reflect the three-for-two stock dividend effected March 25, 1996 and the two-for-one stock dividend effected October 25, 1996. The earnings per share amounts have been restated as required to comply with Statement of Financial Accounting Standards No. 128 and Staff Accounting Bulletin No.98. See Note 2 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

     This annual report contains forward-looking statements that involve risks and uncertainties. The statements contained in this annual report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on the information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statement. The Company's actual results could differ materially from the results discussed herein. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" in the Company's Report on Form 10K for the fiscal year ended December 31, 1997, which was filed with the Securities and Exchange Commission in March 1998.

     The following table sets forth, as a percentage of total revenue, consolidated statements of income data for the periods indicated.

                                                     Year Ended December 31,
                                                    1995       1996       1997
Revenue:
   Product                                           76%        76%        71%
   Maintenance and service                            24         24         29
      Total revenue                                  100        100        100

Costs and Expenses:
   Cost of product revenue                             5          4          3
   Cost of maintenance and service revenue            16         13         12
   Research and development                           18         16         16
   Sales and marketing                                27         29         33
   General and administrative                          9          9          6
      Total costs and expenses                        75         71         70

Income from operations                                25         29         30
Interest income, net                                   4          3          3
Income before provision for income taxes              29         32         33
Provision for income taxes                            10         12         12
Net income                                           19%        20%        21%


REVENUE

Total revenue was $40.1 million, $80.6 million and $129.2 million in 1995, 1996 and 1997, respectively, representing increases of 101% from 1995 to 1996 and 60% from 1996 to 1997. The Company's revenue is derived from two sources, product licenses and fees for services including maintenance and support, training and consulting. The Company's license agreements generally do not provide a right of return, however, reserves are maintained for return allowances and potential credit losses, which have not been significant to date.

     The Company distributes the majority of its products through its headquarters-based direct sales force which is complemented by indirect sales channels, including value added resellers (VARs), system integrators (SIs), independent software vendors (ISVs) and original equipment manufacturers (OEMs). Sales derived through indirect channels accounted for approximately 44% of the Company's total revenue in 1997 as compared to 42% in 1996. The Company expects that sales derived through indirect channels, which have lower average selling prices and gross margins than direct sales, will increase as a percentage of total revenue. As a result, the Company expects that its gross margins on product sales may decline if sales through indirect channels increase.

     International sales accounted for 31% of total revenue in 1995 and 37% of total revenue in both 1996 and 1997. The increasing volume of international sales is primarily attributable to an increase in the Company's international marketing efforts and an increase in the number of international resellers marketing the Company's products. International sales are denominated and collected in U.S. currency. The majority of international sales were made in Europe, with lower amounts in Latin America, Canada and the Pacific Rim. The Company intends to continue to expand its international operations and enter additional international markets. Currently the Company maintains offices in the United Kingdom, France, Germany, Singapore, Australia, Japan and Canada. The Company also expects to increase the staffing levels of its international based operations in 1998. Because a substantial majority of the Company's international sales are indirect, any material increase in the Company's international sales as a percentage of total revenue will adversely affect the Company's average selling prices and gross margins due to the lower unit prices that the Company receives when selling through indirect channels. Although the Company's international revenue is currently not at risk for currency fluctuations because such sales are currently denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in those markets. The Company has not engaged in foreign currency hedging activities.

Product Revenue   The Company currently derives substantially all of its product revenue from licenses of the AR System. Revenue from product licenses was $30.4 million, $61.1 million and $92.1 million in 1995, 1996 and 1997, respectively. This represents increases of 101% from 1995 to 1996 and 51% from 1996 to 1997. Substantially all of the period-to-period growth in product revenue was due to higher unit sales volumes as the prices of the Company's products have remained relatively constant from 1992 through 1997.

     The Company intends to continue to enhance its current software products as well as to develop new products. As a result, the Company anticipates that revenue from product licenses will continue to represent a substantial majority of its revenue in the foreseeable future. The Company expects that both market penetration and competition will increase, and, as a result, that prior growth rates of the Company's product revenue will not be sustainable in the future.

Maintenance and Service Revenue   Maintenance and service revenue was $9.7
million, $19.5 million and $37.1 million in 1995, 1996 and 1997, respectively, representing increases of 101% from 1995 to 1996 and 90% from 1996 to 1997. This growth over prior year is primarily due to increased licensing activity and the renewal of maintenance contracts after the initial one-year term. The Company expects that as market penetration and competition increase, prior growth rates of the Company's installed base and, consequently, in the Company's maintenance and service revenue, may not be sustainable in the future.

COST OF REVENUE

Cost of Product Revenue   Cost of product revenue consists primarily of the
costs of royalties paid to third-party vendors, product media and duplication, manuals, packaging materials, personnel related costs and shipping expenses. Cost of product revenue was $1.9 million, $2.9 million and $3.3 million in 1995, 1996 and 1997, respectively, representing 6%, 5% and 4% of the related product revenue for each year, respectively. The increases in the dollar amount of cost of product revenue in each successive year reflect the higher volumes of product shipped in each year. The decrease in costs as a percentage of the related product revenue from 1995 to 1996 and from 1996 to 1997 was primarily due to economies of scale realized as a result of shipping greater quantities of product in 1996 and 1997. Because all development costs incurred in the research and development of software products and enhancements to existing software products have been expensed as incurred, cost of product revenue includes no amortization of capitalized software development costs. See Note 2 of Notes to Consolidated Financial Statements.

Cost of Maintenance and Service Revenue   Cost of maintenance and service
revenue consists primarily of personnel related costs incurred in providing telephone support, consulting services and training to customers. Cost of maintenance and service revenue was $6.2 million, $10.4 million and $15.2 million in 1995, 1996 and 1997, respectively, representing 64%, 53% and 41% of the related maintenance and service revenue for each year, respectively. The increases in the dollar amounts of cost of maintenance and service since 1995 were primarily a result of increased personnel related costs, as the Company continued to build its customer support and training organizations. In addition, from 1996 to 1997, costs increased due to the Company's increased partnering with third-party service providers to deliver consulting services to its customers. The Company believes that cost of maintenance and service revenue will increase in dollar amounts and may increase as a percentage of total revenue in the future.

OPERATING EXPENSES

Research and Development   Research and development expenses were $7.2 million,
$13.3 million and $21.2 million or 18% of total revenue in 1995 and 16% of total revenue in both 1996 and 1997. The increases in dollar amounts in research and development expenses since 1995 were primarily attributable to increased staffing and associated support for software engineers required to expand and enhance the Company's product line. The Company believes that research and development expenses will continue to increase in dollar amounts in the future.

     Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through December 31, 1997, all research and development costs have been expensed.

Sales and Marketing   Sales and marketing expenses consist primarily of
salaries, commissions and bonuses of sales and marketing personnel, as well as promotional expenses. Sales and marketing expenses were $11.0 million, $23.3 million and $42.6 million, or 27%, 29% and 33% of total revenue, in 1995, 1996 and 1997, respectively. The increases in dollar amounts in sales and marketing expenses were primarily due to the expansion of sales and marketing resources and increased marketing activities, including trade shows and promotional expenses. The Company believes that such expenses will increase in dollar amounts in the future as the Company expands its sales and marketing staff.

General and Administrative   General and administrative expenses were $3.7
million, $7.1 million and $8.4 million or 9% as a percentage of total revenue in both 1995 and 1996, and 7% of total revenue in 1997. The increases in dollar amounts were primarily the result of increased staffing and associated expenses necessary to manage and support the Company's growth. The Company believes that its general and administrative expenses will increase in dollar amounts in the future as the Company expands its staffing.

Interest Income   Interest income was $1.4 million, $2.7 million and $4.3
million in 1995, 1996 and 1997, respectively. The increase in 1997 is primarily due to the investment of increased amounts of cash provided by operating activities.

PROVISION FOR INCOME TAXES

The effective tax rates for the years ended December 31, 1995, 1996 and 1997 were 35%, 36% and 36% respectively. The effective tax rates differ from the federal statutory rate primarily due to state income taxes, offset by tax-exempt interest income and research and development credits. See Note 9 of Notes to Consolidated Financial Statements.

VARIABILITY OF RESULTS

The Company's quarterly operating results have in the past, and may in the future, vary significantly depending on factors such as increased competition, the timing of new product announcements, changes in pricing policies by the Company and its competitors, market acceptance of new and enhanced versions of the Company's products, the size and timing of significant orders, the mix of direct and indirect sales, changes in operating expenses, changes in Company strategy, personnel changes, foreign currency exchange rate fluctuations and general economic factors. The Company operates with no significant order backlog because its software products typically are shipped shortly after orders are received. Furthermore, the Company has often recognized a substantial portion of its revenue in the last month of a quarter, frequently concentrated in the last weeks of the quarter. As a result, product revenue in any quarter is substantially dependent on orders booked and shipped in that quarter and revenue for any future quarter is not predictable with any degree of certainty. Product revenue is also difficult to forecast because the market for client/server application software products is rapidly evolving, and the Company's sales cycle, from initial trial to multiple-copy purchases and support services, varies substantially from customer to customer. In addition, the Company expects that sales derived through indirect channels, which are harder to predict and have lower margins than direct sales, will increase as a percentage of total revenue. The Company's expense levels are based, in part, on its expectations of future revenue. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may also be disproportionately affected by a reduction in revenue because a proportionately smaller amount of the Company's expenses varies with its revenue. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. In the quarter ended December 31, 1997, the Company received significantly fewer orders than expected, which had an immediately adverse effect on the Company's financial performance for the quarter. The Company's operating results were below the expectations of public market analysts and investors, and the Company's stock price declined significantly. It is likely that in some future quarter the Company's operating results will again be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

     The Company's business has experienced and is expected to continue to experience a level of seasonality, in part due to customer buying patterns. In recent years, the Company has generally had weaker demand in the quarter ending in March. The Company believes this pattern will continue and accordingly anticipates total revenue and net income in the quarter ended March 31, 1998 will be lower than in the quarter ended December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities in 1995, 1996 and 1997 was $10.7 million, $30.9 million and $41.1 million, respectively, of which net income was a significant component in each year. In all three years, cash from operations was used to support the Company's working capital requirements, as such requirements expanded, and in all three years the Company experienced significant growth in receivables, accompanying the Company's increased sales volumes.

     In 1995, 1996 and 1997, the Company's investing activities have consisted entirely of purchases of short-term investments and of property and equipment. In those years, the Company used $1.8 million, $3.9 million and $8.2 million, respectively, of cash to purchase property and equipment, primarily computer workstations and file servers for the Company's growing employee base. The Company expects that the rate of purchases of property and equipment will remain constant or increase as the Company's employee base grows. The Company's principal commitments consist primarily of leases on its headquarters facilities and its telephone system. See Note 4 of Notes to Consolidated Financial Statements.

     To date, the Company has not invested in derivative securities or any other financial instruments that involve a high level of complexity or risk. Management expects that, in the future, cash in excess of current requirements will continue to be invested in investment grade, interest-bearing securities. At December 31, 1997, the Company had $133.8 million in cash and cash equivalents and $138.1 million of working capital. The Company also has available a $15.0 million unsecured bank line of credit that expires in June 1998. There were no borrowings outstanding under the line of credit as of December 31, 1997.

     The Company believes that its current cash and short-term investment balances, cash available under its line of credit and cash flow from operations, will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. Therefore, the Company may find it necessary to obtain additional equity or debt financing. There can be no assurance that, in the event that additional financing is required, the Company will be able to raise such additional financing on acceptable terms or at all.

OTHER MATTERS

Year 2000 Compliance   The Company is aware of the issues associated with the
programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problems of either the Company or its vendors could materially adversely affect the Company's business, results of operations, financial condition and prospects.

     Remedy's software currently supports any date value set by the operating system. All date information, such as creation dates, modification dates, and time/date stamps, is generated using the date value provided by our customer's operating system.

New Accounting Pronouncements   The Financial Accounting Standards Board (FASB)
approved the new American Institute of Certified Public Accountants Statement of Position, Software Revenue Recognition (SOP 97-2), which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions.

     Based upon Remedy's reading and interpretation of SOP 97-2, the Company does not believe that the implementation of SOP 97-2 will have a material adverse affect on expected revenues or earnings. However, detailed implementation guidelines for this standard have not yet been issued. Once issued, such detailed guidance could lead to unanticipated changes in the Company's current revenue accounting practices and material adverse changes in the Company's reported revenues and earnings. In the event implementation guidance is contrary to the Company's revenue accounting practices, the Company believes it can change its current business practices to comply with this guidance and avoid any material adverse effect on reported revenues and earnings. However, there can be no assurance this will be the case. SOP 97-2 will be effective for the Company beginning in the first quarter of 1998.

     In June 1997, the (FASB) issued Statement of Financial Accounting Standards
(SFAS) No. 130, Reporting Comprehensive Income and Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures About Segments of An Enterprise and Related Information. SFAS 130 establishes rules for reporting and displaying comprehensive income. SFAS 131 will require the Company to use the "management approach" in disclosing segment information. Both statements are effective for the Company during 1998. The Company does not believe that the adoption of either SFAS 130 or SFAS 131 will have a material impact on the Company's results of operations, cash flows, financial position or prospects.

Consolidated Balance Sheets


December 31,
(in thousands, except per share amounts)

                                                                                             1996         1997
Assets
Current assets:
   Cash and cash equivalents                                                             $ 39,770     $ 70,568
   Short-term investments                                                                  46,987       63,265
   Accounts receivable, net of allowance for doubtful accounts of
       $1,248 and $1,974, respectively                                                     24,189       31,528
   Prepaid expenses and other current assets                                                1,161        2,682
   Deferred tax assets                                                                      2,035        3,101
       Total current assets                                                               114,142      171,144
Property and equipment, net                                                                 5,292       10,472
                                                                                         $119,434     $181,616

Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                                                      $  1,639       $1,230
   Accrued compensation and related liabilities                                             6,636        5,519
   Income taxes payable                                                                     1,837          806
   Other accrued liabilities                                                                5,652        6,141
   Deferred revenue                                                                        10,430       18,986
   Current portion of obligations under capital leases                                        230          360
       Total current liabilities                                                           26,424       33,042

Noncurrent portion of obligations under capital leases                                        513          502

Commitments and Contingencies

Stockholders' equity:
   Preferred stock, par value $.00005 per share; authorized
       10,000,000 and 20,000,000 shares, respectively; issued and outstanding: none             -            -
   Common stock, par value $.00005 per share; authorized:
       60,000,000 and 120,000,000 shares, respectively; issued and outstanding:
       26,893,699 and 28,619,061 shares, respectively                                           -            -
   Additional paid-in capital                                                              64,305       92,397
   Notes receivable from stockholders                                                         (60)         (47)
   Deferred compensation                                                                     (255)         (75)
   Retained earnings                                                                       28,507       55,797
       Total stockholders' equity                                                          92,497      148,072
                                                                                         $119,434     $181,616

See accompanying notes.

Consolidated  Statements of Income

Year Ended December 31,
(in thousands, except per share amounts)

                                                                       1995      1996      1997
Revenue:
   Product                                                          $30,390   $61,133  $ 92,133
   Maintenance and service                                            9,727    19,502    37,051
       Total revenue                                                 40,117    80,635   129,184

Costs and expenses:
   Cost of product revenue                                            1,866     2,926     3,300
   Cost of maintenance and service revenue                            6,188    10,364    15,176
   Research and development                                           7,160    13,266    21,214
   Sales and marketing                                               10,980    23,318    42,608
   General and administrative                                         3,734     7,054     8,411
       Total costs and expenses                                      29,928    56,928    90,709

Income from operations                                               10,189    23,707    38,475
Interest income                                                       1,442     2,662     4,255
Interest expense                                                         25        79        86
Income before provision for income taxes                             11,606    26,290    42,644
Provision for income taxes                                            4,045     9,466    15,354
Net income                                                          $ 7,561   $16,824  $ 27,290

Net income per share:
   Basic                                                              $0.32     $0.64     $0.99
   Diluted                                                            $0.27     $0.56     $0.89

Shares used in computing per share amounts:
   Basic                                                             23,439    26,365    27,614
   Diluted                                                           27,642    30,031    30,524


See  accompanying notes.

Consolidated  Statements of Stockholders' Equity

                                                                               Notes
(in thousands)                                                 Additional    Receivable                                       Total
                                         Common     Stock       Paid-In        from           Deferred     Retained    Stockholders'
                                         Shares     Amount      Capital    Stockholders'    Compensation   Earnings          Equity
Balance at December 31, 1994             8,808       $ -       $ 2,431          $(60)           $(611)     $  4,122        $  5,882
Common stock issued upon initial
   public offering, net of issuance
costs of approximately $750              6,210         -        43,528             -                -             -          43,528
Preferred stock converted to
common stock                             9,060         -             -             -                -             -               -
Issuance of common stock upon
   exercise of options and purchases
   under the employee stock
purchase plan                            1,593         -           875             -                -             -             875
Tax benefit from employee
stock transactions                           -         -         5,108             -                -             -           5,108
Amortization of deferred
compensation                                 -         -             -             -              177             -             177
Net income                                   -         -             -             -                -         7,561           7,561

Balance at December 31, 1995            25,671         -        51,942           (60)            (434)       11,683          63,131
Issuance of common stock upon
   exercise of options and purchases
   under the employee stock
purchase plan                            1,223         -         3,756             -                -             -           3,756
Tax benefit from employee
stock transactions                           -         -         8,607             -                -             -           8,607
Amortization of deferred
compensation                                 -         -             -             -              179             -             179
Net income                                   -         -             -             -                -        16,824          16,824

Balance at December 31, 1996            26,894         -        64,305           (60)            (255)       28,507          92,497
Issuance of common stock upon
   exercise of options and purchases
   under the employee stock
purchase plan                            1,725         -        14,383             -                -             -          14,383
Tax benefit from employee
stock transactions                           -         -        13,709             -                -             -          13,709
Amortization of deferred
compensation                                 -         -             -             -              180             -             180
Repayment of note receivable                 -         -             -            13                -             -              13
Net income                                   -         -             -             -                -        27,290          27,290

Balance at December 31, 1997            28,619       $ -       $92,397          $(47)           $ (75)      $55,797        $148,072


See accompanying notes.

Consolidated  Statements of Cash Flows

Year Ended December 31,
(in thousands)

                                                                                   1995             1996                1997
Cash flows from operating activities:
   Net income                                                                     $  7,561        $  16,824           $  27,290
   Adjustments to reconcile net income to net cash provided
       by operating activities:
           Depreciation and amortization                                             1,016            1,810               3,371
           Amortization of deferred compensation and other                             177              179                 193
   Change in assets and liabilities:
       Accounts receivable                                                          (5,547)         (12,599)             (7,339)
       Prepaid expenses and other current assets                                      (264)            (600)             (1,521)
       Deferred tax assets                                                             (58)            (996)             (1,066)
       Accounts payable                                                                 90              471                (409)
       Accrued compensation and related liabilities                                  2,366            3,086              (1,117)
       Income taxes, net of benefit from
           employee stock transactions                                               1,742           13,113              12,678
       Other accrued liabilities                                                       967            3,918                 489
       Deferred revenue                                                              2,601            5,698               8,556
           Net cash provided by operating activities                                10,651           30,904              41,125

Cash flows from investing activities:
   Purchases of short-term investments                                             (57,684)        (106,562)           (161,734)
   Maturities of short-term investments                                             32,950           84,309             145,456
   Capital expenditures                                                             (1,822)          (3,942)             (8,160)
           Net cash used in investing activities                                   (26,556)         (26,195)            (24,438)

Cash flows from financing activities:
   Principal payments under capital lease obligations                                  (53)            (147)               (272)
   Proceeds from issuance of common stock                                           44,403            3,756              14,383
           Net cash provided by financing activities                                44,350            3,609              14,111
   Net increase in cash and cash equivalents                                        28,445            8,318              30,798
   Cash and cash equivalents at beginning of year                                    3,007           31,452              39,770
   Cash and cash equivalents at end of year                                       $ 31,452        $  39,770           $  70,568


Supplemental disclosure of cash flow information:
   Interest paid during the year                                                  $     15        $      47           $     57
   Income taxes paid/(refunded) during the year                                   $  2,361        $  (2,647)          $  3,586

Supplemental schedule of noncash financing activities:
   Equipment acquired under capital lease arrangements                            $    204        $     472           $    392


See  accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1    ORGANIZATION OF THE COMPANY

The Company Remedy Corporation (the Company) develops, markets and supports highly adaptable, client/server applications software for support and business processes. The Company was incorporated in Delaware in November 1990. The Company has wholly owned subsidiaries in the following countries: United Kingdom, France, Germany, Singapore, Australia, Japan and Canada. These subsidiaries serve primarily as sales offices.

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions.

Revenue Recognition   Product revenue is derived from product licensing fees,
while maintenance and service revenue is derived from maintenance support services, training and consulting. Product revenue is recognized upon delivery only if no significant vendor obligations remain and collection of the resulting receivables is deemed probable. Delivery is further defined in certain contracts as delivery of the product master or first copy for noncancelable product licensing arrangements under which the customer has certain software reproduction rights. Product returns and sales allowances (which have not been significant through December 31, 1997) are estimated and provided for at the time of sale. Service revenue from customer maintenance fees for ongoing customer support and product updates is recognized ratably over the term of the maintenance agreement, which is typically twelve months. Payments for maintenance fees are generally made in advance and are nonrefundable.
Service revenue from training and consulting are recognized when the services are performed.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassifications Certain amounts for prior years have been reclassified to conform to current year presentation.

Cash, Cash Equivalents and Short-Term Investments The Company considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on deposit with banks and high quality money market instruments. All other liquid investments are classified as short-term investments. Short-term investments consists primarily of auction market preferred stock and municipal bonds.

     Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 1997, all investment securities were designated as available-for-sale. Available-for-sale securities are carried at fair value, using available market information and appropriate valuation methodologies, with unrealized gains and losses reported in stockholders' equity.

     Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in the statements of income. There have been no such transactions in the years ended December 31, 1996 and 1997. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

     At December 31, 1996, the Company's available-for-sale securities consisted of the following: municipal obligations--$48,787,000; municipal auction rate preferred stock--$14,250,000; and money market funds--$481,000. Of these securities, $16,531,000 and $46,987,000 were classified as cash equivalents and short-term investments, respectively.

     At December 31, 1997, the Company's available-for-sale securities consisted of the following: municipal obligations--$64,704,000; municipal auction rate preferred stock--$23,824,000; and money market funds--$5,144,000. Of these securities, $30,407,000 and $63,265,000 were classified as cash equivalents and short-term investments, respectively.

     As of December 31, 1996 and 1997, the difference between the fair value and the amortized cost of available-for-sale securities was insignificant; therefore, no valuation allowance was recorded in stockholders' equity. During the years ended December 31, 1996 and 1997, realized gains and losses were not material. As of December 31, 1996 and 1997, the contractual maturity of the investments did not exceed one year.

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

Product Concentration The Company currently derives substantially all of its revenue from the licensing of products in its AR System and fees from related services. These products and services are expected to account for substantially all of the Company's revenue for the foreseeable future. Consequently, a reduction in demand for these products and services or a decline in sales of these products and services, will adversely affect operating results.

Research and Development Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through December 31, 1997, all research and development costs have been expensed.

Advertising Costs   The Company accounts for advertising costs as expense in
the period in which they are incurred. Advertising expense for the years ended December 31 1995, 1996, and 1997 was $61,000, $175,000 and $896,000,
respectively.

Stock-Based Compensation In October 1995, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The Company has chosen to continue to apply Accounting Principles Board Opinion
(APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock based plans and, accordingly, does not recognize compensation expense related to its employees under its stock option plans or employee stock purchase plans. Note 7 contains a summary of the pro-forma effects to reported net income and net income per share for 1995, 1996 and 1997 if the Company had elected to recognize compensation expense based on the fair value of the options granted as described by SFAS 123.

Earnings Per Share   In 1997, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards (SFAS) No. 128, " Earnings per Share". SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to SFAS 128 requirements. Basic earnings per share for 1995 and prior years have been restated to exclude the effect of common equivalent shares pursuant to the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 98 (no effect on 1996 and 1997).

     Basic earnings per share is computed using the weighted-average number of common shares. Diluted earnings per share is computed using the weighted-average number of common share equivalents outstanding during the period. Dilutive common share equivalents consist of employee stock options using the treasury method and dilutive convertible securities using the if-converted method.

The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31,
(in thousands, except per share amounts)

                                                                                           1995     1996     1997
Numerator:
    Net Income                                                                           $7,561  $16,824  $27,290
Denominator:
    Denominator for basic earnings per share-weighted-average shares                     23,439   26,365   27,614
    Effect of dilutive securities:
    Employee stock options                                                                4,203    3,666    2,910
    Dilutive potential common shares                                                      4,203    3,666    2,910
    Denominator for diluted earnings per share-adjusted weighted-average
        shares and assumed conversions                                                   27,642   30,031   30,524
    Basic earnings per share                                                              $0.32    $0.64    $0.99
    Diluted earnings per share                                                            $0.27    $0.56    $0.89


Stock Split All shares and per-share amounts have been adjusted to reflect the three-for-two stock dividend effected March 25, 1996 and the two-for-one stock dividend effected October 25, 1996.

New Accounting Pronouncements The Financial Accounting Standards Board (FASB) approved the new American Institute of Certified Public Accountants Statement of Position, Software Revenue Recognition (SOP 97-2), which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions.

     Based upon Remedy's reading and interpretation of SOP 97-2, the Company does not believe that the implementation of SOP 97-2 will have a material adverse affect on expected revenues or earnings. However, detailed implementation guidelines for this standard have not yet been issued. Once issued, such detailed guidance could lead to unanticipated changes in the Company's current revenue accounting practices and material adverse changes in the Company's reported revenues and earnings. In the event implementation guidance is contrary to the Company's revenue accounting practices, the Company believes it can change its current business practices to comply with this guidance and avoid any material adverse effect on reported revenues and earnings. However, there can be no assurance this will be the case. SOP 97-2 will be effective for the Company beginning in the first quarter of 1998.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income and Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures About Segments of An Enterprise and Related Information. SFAS 130 establishes rules for reporting and displaying comprehensive income. SFAS 131 will require the Company to use the "management approach" in disclosing segment information. Both statements are effective for the Company during 1998. The Company does not believe that the adoption of either SFAS 130 or SFAS 131 will have a material impact on the Company's results of operations, cash flows, financial position or prospects.

  3    PROPERTY AND EQUIPMENT
  Property and equipment, at cost, consist of the following:
  December 31,
  (in thousands)

                                                                 1996     1997
  Machinery and equipment                                      $7,567  $14,760
  Furniture and fixtures                                          303      467
  Purchased software                                              476      883
  Leasehold improvements                                          501    1,289
                                                                8,847   17,399
  Less accumulated depreciation                                (3,555)  (6,927)
                                                               $5,292  $10,472

4    COMMITMENTS
Lease Agreements The Company leases its facilities under operating lease arrangements. Certain of the leases provide for annual rent increases of approximately 3%. Additionally, the Company leases certain equipment under capital leases. The Company had capitalized property and equipment under lease totaling $954,000 and $1,346,000 with associated accumulated amortization of $244,000 and $529,000 at December 31, 1996 and 1997, respectively. All of these assets were acquired in fiscal 1994, 1995, 1996 and 1997. Approximate annual minimum rental commitments/future minimum lease payments under these leases are as follows:

  (in thousands)                                       Operating  Capital
                                                          Leases   Leases
  1998                                                   $ 4,894    $ 449
  1999                                                     4,434      427
  2000                                                     4,246       49
  2001                                                     2,562       24
  2002                                                     2,489       12
  Thereafter                                               2,331        -
  Total minimum lease payments                           $20,956    $ 961

  Less amount representing interest                                   (99)
  Present value of future minimum lease payments                      862
  Less current portion                                               (360)
  Noncurrent obligations under capital leases                        $502


     Total rent expense for the years ended December 31, 1995, 1996, and 1997 was $754,000, $2,285,000 and $4,170,000, respectively.

5    BANK LINE OF CREDIT
The Company has available a bank line of credit that expires in June 1998, under which $15.0 million is available. The agreement contains covenants that require the Company to maintain certain financial ratios and to maintain quarterly profitability. At December 31, 1997, the Company had no outstanding balance under this line of credit and was in compliance with the required covenants.

6    STOCKHOLDERS' EQUITY

Preferred Stock As of December 31, 1997, the Company had 20,000,000 shares of preferred stock authorized.

Common Stock As of December 31, 1997, the Company had 120,000,000 shares of common stock authorized. Certain shares of common stock issued by the Company and outstanding at December 31, 1997, are subject to stock repurchase agreements, whereby the Company has the option to repurchase the unvested shares upon termination of employment for any reason, with or without cause, at the original price paid for the shares. Generally, the stock vests 25% one year after issuance and continues to vest on a pro-rata basis over the following 36 months. At December 31, 1997, 10,697 shares were subject to repurchase.

     The Company recorded deferred compensation expense of $805,000 for the difference between the grant price and the deemed fair value of certain of the Company's common stock options granted in 1994. This amount is being amortized over the vesting period of the individual options, generally four years. Compensation expense recognized in 1995, 1996 and 1997 was $177,000, $179,000 and $180,000, respectively, and at December 31, 1997, deferred compensation totaled $75,000.

7    COMPENSATION AND BENEFIT PLANS

401(K) Retirement Savings Plan The Company maintains a 401(K) retirement savings plan to provide retirement benefits for substantially all of its employees. Participants in the plan may elect to contribute from 2% to 15% of their annual compensation to the plan, limited to the maximum amount allowed by the Internal Revenue Code. The Company, at its discretion, may make annual contributions to the plan. The Company has made no contributions to the plan through December 31, 1997.

1995 Stock Option/Stock Issuance Plan In January 1995, the Board of Directors (Board) adopted the 1995 Stock Option/Stock Issuance Plan (the 1995 Plan), as the successor to the 1991 Stock Option/Stock Issuance Plan. Under the 1995 Plan, 12,649,780 shares of common stock, plus an additional 3,068,643 shares of common stock, equal to the lesser of 10% of the number of shares of Common Stock and Common Stock equivalents outstanding on the first day of 1998, are authorized for issuance.

Under the 1995 plan, options to purchase common stock may be granted and common stock may be sold at prices not less than 85% of the fair market value at the date of grant/issuance. Options issued under the plan become exercisable according to a vesting schedule, which typically provides for the first 25% of the option shares to become available after one year with the remaining shares and options vesting on a pro-rata basis over the following 36 months.

1995 Non-Employee Directors Stock Option Plan During 1995, the Company additionally adopted the 1995 Non-Employee Directors Stock Option Plan (the Directors Plan), and reserved 337,500 shares for issuance, plus an additional 37,500 shares on the first day of 1997 and 1998. Under the Directors Plan, each non-employee member of the Board is automatically granted an option to purchase 30,000 shares of the Company's stock upon initial appointment or election to the Board, and 7,500 shares of the Company's stock upon reelection to the Board, at not less than 100% of the fair market value of those shares at the grant date. Stock options granted upon appointment or election to the Board vest 25% annually. Stock options granted upon reelection to the Board vest 100% after the fourth year of continuous service.

1995 Employee Stock Purchase Plan In January 1995, the Board and the stockholders adopted the Employee Stock Purchase Plan (the Purchase Plan) and reserved 1,200,000 shares for issuance thereunder. Under the Purchase Plan, employees are granted the right to purchase shares of common stock at a price per share that is 85% of the lesser of the fair market value of the shares at:
(i) the participant's entry date into the two-year offering period, or (ii) the end of each six-month segment within such offering period. During fiscal 1997, shares totaling 243,306 were issued under the Purchase Plan at an average price of $17.95 per share.

     The Company has elected to continue to follow APB 25 and related interpretations in accounting for its employee stock options and employee stock purchase plan because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options and employee stock purchase plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1995, 1996 and 1997, respectively: risk-free interest rate in the range of 5.38% to 7.06%; dividend yields of zero; an expected volatility factor of the expected market price of the Company's common stock of .65; and an expected life of the option of 5 years. The effects of applying SFAS 123 for recognizing compensation expense and providing pro forma disclosures in 1995, 1996 and 1997 are not likely to be representative of the effect on reported net income in future years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and expected option life. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

     The fair value of the employee's purchase right was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for 1995, 1996 and 1997: risk-free interest rate in the range of 5.37% to 6.19%; dividend yields of zero; expected volatility factor of the market price of the Company's common stock of .65; and an expected life of six months. The weighted-average fair value for shares issued under the employee stock purchase plan for 1995, 1996 and 1997 were $3.12, $4.86 and $6.54, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to pro forma net income over the options' vesting periods. The Company's pro forma information follows:

       (in thousands, except per share amounts)
                                                   1995     1996     1997
       Net income
            Pro Forma                            $6,364  $10,368  $12,318
       Net income per share
       Pro Forma
            Basic                                 $0.27    $0.39    $0.45
            Diluted                               $0.23    $0.36    $0.42


Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully realized until 1998.
A summary of the Company's stock options activity for the three years ended December 31, 1997 follows:

                                                      Options Outstanding
                                                                                            Weighted-
                                            Options                                          Average
(in thousands, except per share amounts)   available     Number                             Exercise
                                           for Grant   of Shares       Price per Share         Price

Balance at December 31, 1994                 1,252         4,891        $ 0.01-$ 3.08          $0.39
Additional shares reserved                     600             -                    -              -
Options granted                             (1,576)        1,576        $ 3.83-$20.33          $9.93
Options exercised                              -          (1,491)       $ 0.01-$ 2.50          $0.15
Options canceled or expired                    343          (343)       $ 0.01-$11.96          $1.79
Balance at December 31, 1995                   619         4,633        $ 0.01-$20.33          $3.61
Additional shares reserved                   2,997             -                    -              -
Options granted                             (2,502)        2,502        $17.83-$53.75         $28.32
Options exercised                              -          (1,002)       $ 0.01-$25.38          $1.64
Options canceled or expired                    329          (329)       $ 0.01-$41.63         $11.05
Balance at December 31, 1996                 1,443         5,804        $ 0.01-$53.75         $14.18
Additional shares reserved                   1,592             -                    -              -
Options granted                             (2,543)        2,543        $21.00-$49.00         $39.29
Options exercised                              -          (1,483)       $ 0.01-$41.63          $6.75
Options canceled or expired                    567          (567)       $ 0.13-$51.19         $30.83
Balance at December 31, 1997                 1,059         6,297        $ 0.01-$53.75         $24.85

The weighted-average fair value of options granted in 1995, 1996 and 1997 were $4.96, $17.06 and $23.63, respectively.
The options outstanding at December 31, 1997 have been segregated into ranges for additional disclosure as follows:

                                        Options Outstanding              Options Exercisable
                              Options             Weighted-  Weighted-    currently  Weighted-
                          outstanding               average    average  exercisable    average
Range of exercise prices  at December             remaining   exercise  at December   exercise
                             31, 1997      contractual life      price     31, 1997      price
     $0.01-$11.96           1,643,440                  6.35   $   2.82    1,509,839  $    2.26
    $12.29-$29.63           1,666,311                  8.16   $  19.03      621,099  $   17.33
    $31.75-$40.00           1,861,613                  9.29   $  37.19      182,296  $   36.75
    $40.44-$53.75           1,125,248                  9.35   $  45.23      127,572  $   45.92
    $ 0.01-$53.75           6,296,612                  8.23   $  24.85    2,440,806  $   10.96

8    STOCKHOLDER'S RIGHTS PLAN

     In July 1997, the Company's Board of Directors (the Board) adopted a Stockholder Rights Plan, effective July 25, 1997, and declared a dividend distribution of one Preferred Share Purchase Right (a Right) on each outstanding share of Remedy's common stock. The Rights will not become exercisable, and will continue to trade with the common stock, unless a person or group acquires 20 percent or more of Remedy's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 20 percent or more of the Company's common stock. Each Right will entitle a stockholder to buy one one-thousandth of a share of a newly created Series A Junior Participating Preferred Stock of the Company at an exercise price of $230 per one one-thousandth of a share. If a person or group acquires 20 percent or more of Remedy's outstanding common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 20 percent or more of the Company's common stock, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the Rights then current exercise price, a number of Remedy's common stock shares having a market value of twice that price. In addition, if Remedy is acquired in a merger or other business combination transaction after a person has acquired 20 percent or more of Remedy's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring Company's common shares having a market value of twice that price.

     Following the acquisition by a person or group of 20 percent or more of Remedy's common stock and prior to an acquisition of 50 percent or more of the common stock, the Board may exchange the Rights (other than Rights owned by such person or group), in whole or in part, for consideration per Right consisting of one-half of the common stock that would be issuable upon exercise of one Right. Alternatively, the Rights may be redeemed for 1/10th of a cent per Right, at the option of the Board, prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of Remedy's common stock or a person or groups announcing a tender offer, the consummation of which would result in ownership by a person or group of 20 percent or more of the Company's common stock. The non-taxable dividend distribution was made on August 29, 1997, payable to Stockholders of record on that date. The Rights will expire on July 24, 2007.

9    INCOME TAXES

The provision for income taxes consists of the following :
Year ended December 31,
(in thousands)

                                                                          1995        1996     1997
Federal:
    Current                                                           $(1,080)     $1,452   $ 2,169
    Deferred                                                              (19)       (817)     (475)
                                                                       (1,099)        635     1,694
State:
    Current                                                                39         261       128
    Deferred                                                              (39)       (178)     (591)
                                                                            0          83      (463)
Foreign:
    Current                                                                36         141       414
Income tax benefits attributable to employee stock plan
  activity allocated to stockholder's equity                            5,108       8,607    13,709
Provision for income taxes                                            $ 4,045      $9,466   $15,354


The difference between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before provision for income taxes is explained below:



Year ended December 31,
(in thousands)

                                                    1995            1996          1997
Tax at federal statutory rate                     $4,062          $9,201       $14,926
State tax, net of federal benefit                    521           1,159         1,780
Research and development credit                     (111)           (236)         (372)
Tax exempt interest income                          (414)           (678)         (761)
Other                                                (13)             20          (219)
Provision for income taxes                        $4,045          $9,466       $15,354

Significant components of the Company's deferred tax assets as of December 31, 1995, 1996 and 1997, respectively, are as follows:


Year ended December 31,
(in thousands)

                                                       1995           1996         1997
Reserves and accruals not yet deductible for tax     $832            $2,072       $2,352
Deferred revenue                                      242               226          746
Other                                                 (35)             (263)           3
Total deferred tax assets                          $1,039            $2,035       $3,101


10    SEGMENT AND GEOGRAPHIC, AND SIGNIFICANT CUSTOMER INFORMATION
The Company conducts its business within one industry segment. No customer accounted for more than 10% of revenue in 1995, 1996, or 1997.

     Net revenue from international customers accounted for 31% of total net revenue in 1995 and 37% of total net revenue in 1996 and 1997. The majority of export sales were made to Europe and Canada. The Company has had no significant operations outside the United States through December 31, 1997.

11    LITIGATION
The Company is subject to legal proceedings and claims that arise in the ordinary course of business. Management currently believes that the ultimate amount of liability, if any, with respect to any pending actions, either individually or in the aggregate, will not materially affect the financial position, results of operations or liquidity of the Company. However, the ultimate outcome of any litigation is uncertain. If an unfavorable outcome were to occur, the impact could be material. Furthermore, any litigation, regardless of the outcome, can have an adverse impact on the Company's results of operations as a result of defense costs, diversion of management resources, and other factors.

Selected Quarterly Consolidated Financial Data (unaudited)



(in thousands, except per share amounts)

                                                         Mar. 31,  June 30,  Sept. 30,  Dec. 31,
                                                            First    Second      Third    Fourth      Year
1996 Summary by Quarter
Total revenue                                             $13,001   $17,012    $21,013   $29,609   $80,635
Income from operations                                      3,040     4,625      6,222     9,820    23,707
Income before provision for income taxes                    3,543     5,280      6,864    10,603    26,290
Net income                                                  2,267     3,380      4,393     6,784    16,824
Basic net income per share (1)                              $0.09     $0.13      $0.17     $0.25     $0.64
Diluted net income per share (1)                            $0.08     $0.11      $0.15     $0.22     $0.56
Shares used in computing basic per share amounts (1)       25,900    26,277     26,497    26,786    26,365
Shares used in computing  diluted per share amounts (1)    29,586    30,136     29,861    30,540    30,031

Common Stock price per share: (1)

High (2)                                                   $28.25    $45.13     $40.88    $55.75    $55.75
Low (2)                                                    $15.50    $26.50     $21.63    $38.13    $15.50

1997 Summary by Quarter
Total revenue                                             $23,301   $30,002    $37,066   $38,815  $129,184
Income from operations                                      6,489     8,683     11,655    11,648    38,475
Income before provision for income taxes                    7,361     9,674     12,736    12,873    42,644
Net income                                                  4,785     6,163      8,113     8,229    27,290
Basic net income per share (1)                              $0.18     $0.23      $0.29     $0.29     $0.99
Diluted net income per share (1)                            $0.16     $0.20      $0.26     $0.27     $0.89
Shares used in computing  basic per share amounts (1)      26,973    27,326     27,789    28,368    27,614
Shares used in computing diluted per share amounts (1)     30,426    30,391     30,592    30,686    30,524

Common Stock price per share: (1)


High (2)                                                   $54.63    $47.63     $47.13    $47.00    $54.63
Low (2)                                                    $31.50    $25.25     $34.44    $20.88    $20.88


(1) All shares and per-share amounts have been adjusted to reflect the three-for-two stock dividend effected March 25, 1996 and the two-for-one stock dividend effected October 25, 1996. The earnings per share amounts have been restated as required to comply with Statement of Financial Accounting Standards No. 128 and Staff Accounting Bulletin No. 98. See Note 2 of Notes to Consolidated Financial Statements.

(2) The Company's common stock has been traded on The Nasdaq National Stock Market under the symbol RMDY since March 17, 1995. The table above reflects the closing high and low sales prices of the Company's common stock as reported by The Nasdaq National Stock Market.

Report of Ernst & Young LLP  Independent Auditors'

The Board of Directors and Stockholders
Remedy Corporation

We have audited the accompanying balance sheets of Remedy Corporation as of December 31, 1996 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Remedy Corporation at December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.





Palo Alto, California
January 22, 1998

CORPORATE DIRECTORY

OFFICERS

Lawrence L. Garlick
Chairman of the Board and
Chief Executive Officer

David A. Mahler
Vice President,
Business Development

Todd Basche
Vice President, Engineering

Richard P. Allocco
Vice President and General Manager of Worldwide Customer Services

George A. de Urioste
Vice President,
Finance and Operations
Chief Financial Officer

Michael L. Dianne
Senior Vice President,
Worldwide Sales

Carajane Finn
Vice President, Employee Services

Lori L. Laub
Vice President,
Information Systems


Matthew R. Miller
Vice President, Marketing

Eric S. Bergan
Vice President,
Independent Software Vendors

BOARD OF DIRECTORS

Lawrence L. Garlick
Chairman of the Board and
Chief Executive Officer

David A. Mahler
Vice President,
Business Development

Harvey C. Jones, Jr.
Director

John F. Shoch
Director

James R. Swartz
Director

FORM 10-K
If you would like to receive,
without charge, a copy of the Company's Form 10-K as filed with the Securities and Exchange Commission or would like to receive other stockholder communications, please send your request to:

Investor Relations
Remedy Corporation
1505 Salado Drive
Mountain View, CA 94043
(650) 903-5200

CORPORATE INFORMATION

TRANSFER AGENT
AND REGISTRAR
Harris Trust Company of California
601 South Figueroa, Suite 4900
Los Angeles, CA 90017

ANNUAL MEETING
The annual meeting of stockholders will be held at 4:00 p.m. on May 28, 1998, at:
Remedy Corporation
Building 1
1505 Salado Drive
Mountain View, CA 94043

ADDRESS
Remedy Corporation
1505 Salado Drive
Mountain View, CA 94043

INTERNET
For more complete information about Remedy, visit our web site at www.remedy.com
Copyright 1998 Remedy Corporation. All rights reserved. Remedy Corporation, the Remedy Corporation logo, Flashboards, ARWeb, and Action Request System are trademarks or registered trademarks of Remedy Corporation. All other company and product names are or may be trademarks, registered trademarks or service marks of the companies with which they are associated.